UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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Kabel Deutschland GmbH
Unterföhring

Interim Consolidated Financial Statements and Management Discussion and
Analysis for the Quarter and the Nine Months Ended December 31, 2007

Kabel Deutschland GmbH

Table of Contents

Page

Consolidated Balance Sheet as of December 31, 2007	a

Consolidated Income Statement for the Period from October 1 to December 31, 2007	b

Consolidated Income Statement for the Period from April 1 to December 31, 2007	c

Consolidated Statement of Cash Flows for the Period from April 1 to December 31, 2007	d

Statement of Changes in Consolidated Equity for the Period from April 1 to December 31, 2007	e

Statement of Changes in Consolidated Equity for the Period from April 1 to December 31, 2006	f

Selected Explanatory Notes to the Interim Condensed Consolidated Financial Statements as of December 31, 2007	1

Management Discussion and Analysis for the Period from October 1 to December 31, 2007 and from April 1 to December 31, 2007	37

Kabel Deutschland GmbH, Unterföhring

Consolidated Balance Sheet as of December 31, 2007

Assets	Note	December 31, 2007	March 31, 2007
		€	€
		unaudited	audited
Current Assets
Cash and Cash Equivalents		83,011,774.04	54,107,869.36
Current investments		0.00	0.00
Trade Receivables	4.1	102,456,630.22	101,369,909.73
Receivables from Shareholders		0.00	0.00
Receivables from Affiliates	4.1	14,815,413.03	1,018,608.98
Receivables from Associates	4.1	151,301.37	107,694.26
Inventories	4.2	26,619,399.67	24,265,158.70
Receivables from Tax Authorities		5,724,007.05	6,266,499.44
Other Current Assets		17,011,619.43	8,771,370.20
Prepaid Expenses		13,932,792.97	20,698,155.45
Total current Assets		263,722,937.78	216,605,266.12

Non-current Assets
Intangible Assets	4.3	437,133,929.04	477,343,115.22
Property and Equipment	4.3	1,029,366,152.85	986,607,550.43
Equity Investments in Associates		6,198,424.08	5,681,497.19
Other Financial Assets		25,000.51	7,509,863.31
Deferred Tax Assets		351,406.71	365,873.00
Other Non-current Assets		7,230,285.00	5,414,108.00
Prepaid Expenses		12,399,125.03	5,959,250.34
Total non-current Assets		1,492,704,323.22	1,488,881,257.49
Total Assets		1,756,427,261.00	1,705,486,523.61

Equity and Liabilities	Note	December 31, 2007	March 31, 2007
		€	€
		unaudited	audited
Current Liabilities
Current Financial Liabilities	4.4	62,781,637.05	36,997,394.06
Trade Payables		166,414,362.22	175,518,013.66
Liabilities to Associates		323,270.77	324,079.36
Other current Provisions	4.6	9,185,264.59	18,106,930.64
Liabilities due to Income Taxes		12,616,000.84	14,156,619.14
Deferred Income		117,469,637.82	216,818,473.48
Other current Liabilities		49,585,980.67	60,398,797.69
Total current Liabilities		418,376,153.96	522,320,308.03

Non-current Liabilities
Senior Notes	4.4	631,569,674.45	672,782,454.94
Non-current Financial Liabilities	4.4	1,377,274,269.36	1,186,042,147.47
Deferred Tax Liabilities		87,037,420.51	82,659,838.00
Provisions for Pension	4.5	28,053,436.13	24,171,192.00
Other non-current Provisions	4.6	22,849,428.06	21,246,409.11
Other non-current Liabilities		98,240,289.79	92,352,054.94
Deferred Income		0.00	269,656.00
Total non-current Liabilities		2,245,024,518.30	2,079,523,752.46

Equity
Subscribed Capital		1,025,000.00	1,025,000.00
Capital Reserve		54,897,861.30	45,414,753.54
Cash Flow Hedge Reserve		2,155,661.36	-6,293,092.68
Available-for-sale reserve		0.00	624,573.00
Accumulated Deficit		-965,051,933.92	-937,128,770.74
Total Equity (Deficit)		-906,973,411.26	-896,357,536.88
Total Equity and Liabilities		1,756,427,261.00	1,705,486,523.61

The accompanying notes to this balance sheet form an integral part to these interim consolidated financial statements.

a

Kabel Deutschland GmbH, Unterföhring

Consolidated Income Statement

for the Period from October 1, 2007 to December 31, 2007

	Note	Oct. 1, 2007 - Dec. 31, 2007	as adjusted Oct. 1, 2006 - Dec. 31, 2006
		€	T€
		unaudited	unaudited

Revenues	3.1	301,287,495.38	273,326
Cost of Services Rendered thereof depreciation/amortization T€ 38,977 (prior year T€ 33,527)		-148,637,296.33	-130,538
Other Operating Income		3,149,625.14	3,554
Selling Expenses thereof depreciation/amortization T€ 29,495 (prior period T€ 23,836)		-91,386,598.41	-82,409
General and Administrative Expenses thereof depreciation/amortization T€ 6,081 (prior period T€ 4,388)		-41,762,195.68	-21,702
Profit from Ordinary Activities		22,651,030.10	42,231
Interest Income		2,377,817.88	838
Interest Expense		-45,765,461.08	-35,715
Accretion/Depreciation on Investments and other Securities		-1,375,167.37	0
Income from Associates		179,432.47	75
(Loss) income before taxes		-21,932,348.00	7,429
Taxes on Income		-4,875,692.23	-6,221
(Net loss) income for the period		-26,808,040.23	1,208

The accompanying notes to this income statement form an integral part to these interim consolidated financial statements.

b

Kabel Deutschland GmbH, Unterföhring

Consolidated Income Statement

for the Period from April 1, 2007 to December 31, 2007

	Note	Apr. 1, 2007 - Dec. 31, 2007	as adjusted Apr. 1, 2006 - Dec. 31, 2006
		€	T€
		unaudited	unaudited

Revenues	3.1	885,071,277.24	813,206
Cost of Services Rendered thereof depreciation/amortization T€ 111,749 (prior year T€ 96,736)		-442,684,433.42	-410,767
Other Operating Income		8,661,415.24	8,291
Selling Expenses thereof depreciation/amortization T€ 83,248 (prior period T€ 70,759)		-251,030,290.90	-226,831
General and Administrative Expenses thereof depreciation/amortization T€ 17,461 (prior period T€ 12,438)		-101,102,890.72	-75,871
Profit from Ordinary Activities		98,915,077.44	108,028
Interest Income		4,381,334.93	2,133
Interest Expense		-127,240,150.88	-115,449
Accretion/Depreciation on Investments and other Securities		-3,712,461.37	265
Income from Associates		743,998.43	791
Loss before Taxes		-26,912,201.45	-4,232
Taxes on Income		-1,010,961.73	-17,483
Net loss for the period		-27,923,163.18	-21,715

The accompanying notes to this income statement form an integral part to these interim consolidated financial statements.

c

Kabel Deutschland GmbH, Unterföhring

Consolidated Statement of Cash Flows

for the period from April 1, 2007 to December 31, 2007

	Note	April 1, 2007 - December 31, 2007	as adjusted April 1, 2006 - December 31, 2006
		T€	T€
		unaudited	unaudited
1. Cash flows from operating activities
Net loss		-27,923	-21,715
Adjustments to reconcile net loss to cash provided by operations:
Taxes on income		1,011	17,483
Interest expense		127,240	115,449
Interest income		-4,381	-2,133
Depreciation and amortization on fixed assets		212,458	179,933
Accretion / Depreciation on investments and other securities		3,712	-265
Gain / Loss on disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		436	626
Income from associates		-744	-791
Compensation expense relating to share-based payments		21,081	-1,142
		332,890	287,445
Changes in assets and liabilities:
Increase (-) / decrease (+) of inventories		-2,354	-16,672
Increase (-) / decrease (+) of trade receivables		-1,087	43,354
Increase (-) / decrease (+) of other assets		-14,090	9,303
Increase (+) / decrease (-) of trade payables		-9,399	-7,425
Increase (+) / decrease (-) of other provisions		-8,104	5,850
Increase (+) / decrease (-) of deferred income		-99,618	-121,761
Increase (+) / decrease (-) of provisions for pensions		2,836	2,681
Increase (+) / decrease (-) of other liabilities		-11,223	-30,383
Cash provided by operations		189,851	172,392
Income taxes paid (-) / received (+)		-2,385	-10,002
Net cash from operating activities		187,466	162,390

2. Cash flows from investing activities
Cash received from disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		257	77
Cash received from sale of investments		38,076	0
Cash paid for investments in intangible assets		-38,610	-38,871
Cash paid for investments in property and equipment		-156,786	-134,646
Cash paid for acquisitions		-20,174	-2,266
Cash paid for investments		-35,059	-6,222
Interest received		3,955	2,006
Dividends received from associates		227	320
Net cash used in investing activities		-208,114	-179,602

3. Cash flows from financing activities
Cash received non-current financial liabilities		331,000	1,205,000
Cash repayments of non-current financial liabilities		-176,000	-1,150,000
Cash repayments of current financial liabilities		0	-75,848
Cash payments for reduction of finance lease liabilities		-5,350	-3,901
Interest and transaction costs paid		-100,098	-132,386
Net cash from/used in financing activities		49,552	-157,135

4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)		28,904	-174,347
Accretion / Depreciation on investments and other securities		0	265
Cash and cash equivalents at the beginning of the period		54,108	225,092
Cash and cash equivalents at the end of the period		83,012	51,010

Additional Information
Investments relating to capital lease		0	2,955
Other non cash investments		0	0

The accompanying notes to this cash flow statement form an integral part to these interim consolidated financial statements

d

Kabel Deutschland GmbH, Unterföhring

Statement of Changes in Consolidated Equity
for the period from April 1, 2007 to December 31, 2007

	Subscribed capital	Capital reserve	Cash flow hedge reserve	Available-for-sale reserve	Accumulated deficit	Total Equity (Deficit)
	T€	T€	T€	T€	T€	T€

Balance as of April 01, 2007	1,025	45,415	-6,293	624	-937,129	-896,358
Additions relating to share-based payment	0	9,483	0	0	0	9,483
Changes in fair value of hedging instruments (net of tax)	0	0	8,449	0	0	8,449
Changes in fair value of financial assets classified as available-for-sale	0	0	0	-624	0	-624
Net loss of the period	0	0	0	0	-27,923	-27,923
Balance as of December 31, 2007	1,025	54,898	2,156	0	-965,052	-906,973
(unaudited)

The accompanying notes to this statement of changes in consolidated equity form an integral part to these interim consolidated  financial statements.

e

Kabel Deutschland GmbH, Unterföhring

Statement of Changes in Consolidated Equity

for the period from April 1, 2006 to December 31, 2006

	Subscribed capital	Capital reserve	Cash flow hedge reserve	Available-for-sale reserve	Accumulated deficit	Total Equity (Deficit)
	T€	T€	T€	T€	T€	T€

Balance as of April 01, 2006	1,025	40,840	-13,403	0	-837,860	-809,398
Additions relating to share-based payment	0	441	0	0	0	441
Changes in fair value of hedging instruments (net of tax)	0	0	4,892	0	0	4,892
Retrospective effect of applying IAS 8 to interest swap accounting	0	0	652	0	0	652
Net loss of the period	0	0	0	0	-21,714	-21,714
Balance as of December 31, 2006	1,025	41,281	-7,859	0	-859,574	-825,127
(unaudited)

The accompanying notes to this statement of changes in consolidated equity form an integral part to these interim consolidated financial statements.

f

Selected Explanatory

Notes to the Interim Condensed Consolidated
Financial Statements for

Kabel Deutschland GmbH
as of December 31, 2007

1. Corporate Information

The interim condensed consolidated financial statements of the Company for the quarter and the nine months ended December 31, 2007 were authorized for issue in accordance with a resolution of the directors on February 28, 2008.

Kabel Deutschland GmbH (“KDG GmbH)” is registered in Unterföhring, Betastraße 6-8 (commercial register of Munich HRB 145837).

2. Basis of preparation and accounting policies

Basis of preparation

The interim condensed consolidated financial statements for the quarter and the nine months ended December 31, 2007 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as of March 31, 2007 which can be found on our website (www.kabeldeutschland.com).

The amounts in the interim condensed consolidated financial statements are presented in Euros and all values are rounded to the nearest thousand (T€) except when otherwise indicated.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended March 31, 2007, except for the adoption of new Standards and Interpretations noted below. Adoption of these standards and Interpretations did not have any effect on the financial position or performance of the Company.

As of April 1, 2007, the Company adopted IFRIC Interpretation 9 “Reassessment of Embedded Derivatives” which states that the date to assess the existence of an embedded derivative is the date that an entity first becomes party to the contract. Any reassessment of the derivative would only occur if there is a change to the contract that significantly modifies the cash flows.

As of April 1, 2007, the Company adopted IFRIC Interpretation 10 “Interim Financial Reporting Impairment” which states that an entity must not reverse an impairment loss recognized in a previous interim period related to goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The Company previously assessed hedge effectiveness of an interest rate swap in a cash flow hedge by applying the “change in variable cash flow method”. Following the publication in the March 2007 IFRIC update of the IFRIC Agenda decision on “IAS 39 Financial Instruments: Recognition and Measurement – Assessing hedge effectiveness of an interest rate swap in a cash flow hedge”, the Company has reconsidered its accounting treatment applied to those transactions as of March 31, 2007 and decided to adopt the treatment set out in the IFRIC agenda decision. Accordingly, the Company has adjusted its historical annual financial statements to reflect the fact that hedge accounting has no longer been applied and has recorded all changes in fair value of the interest rate swap through the profit and loss statement. This change in accounting treatment has been accounted for retroactively.

At each balance sheet date through March 31, 2006, the carrying value of the repurchase obligation related to vested MEP I interests has been based on a formula defined in the partnership agreement which had been negotiated between the partners and are documented in the partnership agreement (third amendment) and a letter of grant (for certain of the interests granted in February 2006). Due to the fact that the fair price formula no longer approximated the fair value of the interests issued under MEP I adequately, the Partners of Cayman Cable Holding L.P. agreed to change the definition of the fair price in the fifth amendment to the Partnership agreement dated April 19, 2007. The fair price since then has been based on market conditions for the respective interests and the carrying amount of the liability for the repurchase of vested interests is calculated on that basis. The difference between the fair value as computed at each reporting date and the consideration for the interests is accounted for as personnel expense.

Asset Acquisitions

In the quarter ended December 31, 2007, the Company acquired approximately 63,610 subscribers and the major part of the associated technical CATV Level 4 network infrastructure from RKS Süd-West GmbH for total aggregate consideration of approximately T€ 20,000. The aggregate purchase price of the transactions resulted in an increase in customer list of T€ 15,383 and an increase of technical equipment of T€ 4,617. Most of these subscribers were already indirect subscribers of KDG and have now been converted from an indirect to a direct customer relationship.

The Company acquired an additional 599 subscribers from Bayerische Antennenberatung GmbH for total aggregate consideration of approximately T€ 179. The aggregate purchase price of the transactions resulted in an increase in customer list of T€ 176 and an increase of technical equipment of T€ 3.

Asset acquisitions did not include the assumption of any liabilities or other financial obligations.

3. Notes to the Income Statement

3.1 Revenues

Revenues were generated in Germany as follows:

	Oct. 1, 2007 -	Oct. 1, 2006 -
	Dec. 31, 2007	Dec. 31, 2006
	T€	T€

Cable access revenues	216,279	210,556
TV/Radio revenues	44,616	40,240
Internet revenues	13,650	6,607
Phone revenues	19,765	9,071
TKS revenues	6,977	6,852
	301,287	273,326

	Apr. 1, 2007 -	Apr. 1, 2006 -
	Dec. 31, 2007	Dec. 31, 2006
	T€	T€

Cable access revenues	650,208	634,756
TV/Radio revenues	132,047	121,139
Internet revenues	33,202	16,425
Phone revenues	48,540	20,945
TKS revenues	21,074	19,941
	885,071	813,206

3.2 Taxes on Income

The major components of income tax expense in the interim consolidated income statement are:

	Oct. 1, 2007 -	Oct. 1, 2006 -
	Dec. 31, 2007	Dec. 31, 2006
	T€	T€
Current income tax
Current income tax charge	608	-798
Deferred income tax
Relating to origination and reversal of temporary differences	-5,484	-5,423
Income tax expense (-) / income (+)	-4,876	-6,221

	Apr. 1, 2007 -	Apr. 1, 2006 -
	Dec. 31, 2007	Dec. 31, 2006
	T€	T€
Current income tax
Current income tax charge	-1,589	-1,511
Deferred income tax
Relating to origination and reversal of temporary differences	578	-15,972
Income tax expense (-) / income (+)	-1,011	-17,483

4. Notes to the Balance Sheet

4.1 Receivables

	Dec. 31,	Mar. 31,
	2007	2007
	T€	T€

Gross Trade Receivables	173,286	160,683
Bad debt allowance	-70,829	-59,313
Trade Receivables	102,457	101,370

Receivables from Affiliates	14,815	1,019
Receivables from Associates	151	108
	14,966	1,127

As of December 31 and March 31, 2007, certain receivables were pledged in accordance with the Senior Credit Facility Agreement (see 4.4 Financial Liabilities).

The PrimaCom shares, acquired in March 2007 (886,000 shares at € 7.60) and May 2007 (2,921,617 shares at € 12), were sold to Orion Cable for € 10.0 per share at the end of October 2007.

4.2 Inventories

	Dec. 31,	Mar. 31,
	2007	2007
	T€	T€

Raw materials, consumables and supplies	4,983	2,949
Finished goods and merchandise	21,636	21,316
thereof carried at net realizable value	1,232	1,723
	26,619	24,265

For the quarter ended December 31, 2007 the total amount of inventories recognized as an expense amounts to T€ 3,215 compared to T€ 10,545 in the quarter ended December 31, 2006. The total amount of inventories recognized as an expense in the nine months ended December 31, 2007 amounts to approximately T€ 14,347 compared to T€ 19,957 for nine months ended December 31, 2006. As of December 31 and March 31, 2007 inventories were pledged in accordance with the Senior Credit Facility Agreement (see 4.4 Financial Liabilities) in an amount of T€ 6,433 and T€ 6,373, respectively.

4.3 Intangible Assets/ Property and Equipment

With respect to additions and disposals of intangible assets and property and equipment see the schedule of fixed assets in Appendix 1 to these notes.

4.4 Financial Liabilities (current and non-current) and 2014 Senior Notes

Senior Credit Facility

On May 12, 2006 KDVS entered into a senior credit facility agreement. This agreement is comprised of two facilities, a T€ 1,150,000 term loan facility (Facility A) and a T€ 200,000 revolving credit facility (Facility B). Facility A and Facility B mature on March 31, 2012 (together the “Senior Credit Facility”). On July 19, 2007 the Company amended its Senior Credit Facility and increased Facility B to T€ 325,000 under the same terms and conditions as the original Facility B. The Senior Credit Facility is secured by all the assets of Kabel Deutschland Vertrieb und Services GmbH & Co. KG (“KDVS”) and a first pledge on 100 % of the shares of KDVS which are owned and offered as security by Kabel Deutschland GmbH under its guarantee. Since the closing date, Facility A (T€ 1,150,000) has been fully drawn.

Facility B may be borrowed, repaid and re-borrowed up until one month prior to the final maturity date. Borrowings under Facility B may be used for general corporate purposes.

Interest rates on the Senior Credit Facility are based on one, two, three or six months EURIBOR plus a margin.

The margin on the Senior Credit Facility is based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of Consolidated Senior Net
Borrowings
to Consolidated EBITDA	Margin (percent. per annum)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

As of December 31, 2007, the applicable margin was 1.75%. KDG pays an annual commitment fee of 0.625 % on the undrawn commitment under Facility B.

The Senior Credit Facility is subject to several affirmative and negative covenants including but not limited to the following:

Test	Requirement
• EBITDA to Net Interest	1.75 x — 3.00 x
• Senior Net Debt to EBITDA	4.00 x — 2.00 x

Mandatory prepayments are required in case of (i) a change of control, public flotation or sale of the business, (ii) certain third party receipts and (iii) the sale of shares on the public market (if consolidated total senior net borrowings to consolidated EBITDA is greater than or equal 2:1).

At December 31, 2007, T€ 1,150,000 was outstanding under Facility A at an interest rate of approximately 6.4770%. At December 31, 2007, T€ 155,000 was outstanding under Facility B at an interest rate of approximately 6.2490%. The Company entered into interest rate caps and swaps in order to mitigate the exposure to interest rate risks, although these are not accounted for as hedges.

Senior Add-on Facility

On October 22, 2007 KDVS signed a T€ 650,000 senior term loan facility (the “Senior Add-on Facility” or the “Facility C”) which ranks pari-passu with the existing T€ 1,150,000 senior term loan facility (Facility A).

The Senior Add-on Facility matures in March 2013 and carries a coupon of EURIBOR + 325bps. The Facility C can be cancelled in part or completely at any time. The Facility has the same financial covenants as the existing senior term loan.

As of December 31, 2007 the Facility is unfunded. KDVS pays an annual commitment fee of 0.750 % on the undrawn commitment under Facility C.

Senior Notes

On July 2, 2004, KDG GmbH issued T€ 250,000 of its 10.75 % Senior Notes (“Euro Notes”) due in 2014 and TUS $ 610,000 of its 10.625 % Senior Notes (“US $ Notes”) due in 2014 (together “2014 Senior Notes”). The dollar denominated Senior Notes were swapped into Euros using a currency swap.

Interest on the 2014 Senior Notes is payable every six months on January 1 and July 1. The principle becomes due and payable on July 1, 2014. The 2014 Senior Notes contain several financial covenants including but not limited to limitations on indebtedness, limitations on asset disposals and limitations on distributions and reporting requirements.

At any time prior to July 1, 2009, KDG GmbH may redeem all or part of the 2014 Senior Notes by paying a “make whole premium” which is the sum of:

i) the present value of the redemption price of such Euro or US $ Note at July 1, 2009 (i.e. 105.375% for the Euro Note and 105.313% for the US $ Note)

ii) the present value of all required interest payments due on such Notes to and including July 1, 2009 using a discount rate for the Euro Notes equal to the Bund Rate (as defined in the 2014 Senior Notes agreement) and for the US $ Notes equal to the US Treasury Rate (as defined in the 2014 Senior Notes agreement) at such redemption date plus 50 basis points.

At any time after July 1, 2009, the following redemption prices apply beginning on the day after July 1 in each of the following years:

	Redemption Price
	Euro Notes	US $ Notes
2009	105.375%	105.313%
2010	103.583%	103.542%
2011	101.792%	101.771%
2012 and thereafter	100.000%	100.000%

Current financial liabilities

	Dec. 31,	Mar. 31,
	2007	2007
	T€	T€
Current financial liabilities	62,782	36,997

As of December 31, 2007, the current financial liabilities primarily included accrued interest related to the 2014 Senior Notes amounting to T€ 35,451, accrued interest related to the Senior Credit Facility of T€ 25,601, accrued interest related to the Senior Add-on Facility of T€ 962 and other accrued interest of T€ 768. As of March 31, 2007, KDG reported accrued interest related to the Senior Credit Facility of T€ 17,335, accrued interest related to the 2014 Senior Notes of T€ 18,885 and other accrued interest of T€ 777.

Non-current financial liabilities

	Dec. 31,	Mar. 31,
	2007	2007
	T€	T€
Financial Liabilities
Senior Credit Facility A	1,130,384	1,127,436
Senior Credit Facility B	155,000	0
Swap	91,890	58,606
	1,377,274	1,186,042

2014 Senior Notes	631,570	672,782

The balance of the 2014 Senior Notes recorded in the financial statements was comprised of the following:

	Dec. 31,	Mar. 31,
	2007	2007
	T€	T€

Amount payable	755,553	755,553
Financing and transaction cost	-42,587	-42,587
Accretion	9,783	7,342
Exchange rate effect	-91,179	-47,526
	631,570	672,782

Senior Credit Facility

The balance of the Senior Credit Facility recorded in the financial statement was comprised of the following:

	Dec. 31,	Mar. 31,
	2007	2007
	T€	T€

Amount payable Facility A	1,150,000	1,150,000
Amount payable Facility B	155,000	0
Financing and transaction costs, Facility A	-25,932	-25,932
Accretion of Facility A	6,316	3,368
	1,285,384	1,127,436

Thereof non-current	1,285,384	1,127,436

The financing and transaction costs are shown under non-current prepaid expenses in the amount of T€ 3,958 related to Facility B, in the amount of T€ 6,625 related to Facility C and under current prepaid expenses in the amount of T€ 767 related to Facility B.

4.5 Provisions for Pension

The following tables summarize the components of the net benefit expense recognized in the income statement and the funded status and amounts recognized in the balance sheet for the respective plans:

Net benefit expenses recognized in the consolidated income statement

	Oct. 1, 2007 -	Oct. 1, 2006 -
	Dec. 31, 2007	Dec. 31, 2006
	T€	T€

Current service cost	909	837
Interest expense	349	296
Net actuarial losses	36	68
Net benefit expense	1,294	1,201

	Apr. 1, 2007 -	Apr. 1, 2006 -
	Dec. 31, 2007	Dec. 31, 2006
	T€	T€

Current service cost	2,728	2,503
Interest expense	1,046	889
Net actuarial losses	108	205
Net benefit expense	3,882	3,597

The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

The pension expense is recorded in the following line items in the consolidated income statement:

	Oct. 1, 2007 -	Oct. 1, 2006 -
	Dec. 31, 2007	Dec. 31, 2006
	T€	T€

Cost of services rendered	280	261
Selling expenses	374	343
General and administrative expenses	291	301
Interest expense	349	296
	1,294	1,201

	Apr. 1, 2007 -	Apr. 1, 2006 -
	Dec. 31, 2007	Dec. 31, 2006
	T€	T€

Cost of services rendered	841	784
Selling expenses	1,124	1,044
General and administrative expenses	871	880
Interest expense	1,046	889
	3,882	3,597

Benefit liability

	Dec. 31,	Mar. 31,
	2007	2007
	T€	T€

Defined benefit obligation	33,031	29,149
Unrecognized actuarial losses	-4,978	-4,978
Benefit liability	28,053	24,171

Changes in the present value of the defined benefit obligation

	Apr. 1, 2007 -	Apr. 1, 2006 -
	Dec. 31, 2007	Mar. 31, 2007
	T€	T€

Defined Benefit Obligation as of April 1	29,149	26,385
Current Service Cost	2,728	3,302
Interest Cost	1,046	1,186
Actual Benefit Payments	0	-72
Acquisition / Business Combination	0	-316
Actuarial Gains / Losses	108	-1,336
Defined Benefit Obligation as of December 31 / March 31	33,031	29,149

An estimation of pension provisions for the nine months ended December 31, 2007 was performed by the Company based on an actuarial pension appraisal as of March 31, 2007.

4.6 Other Provisions (current and non-current)

	Balance					Balance
	as of					as of
	April 1,					Dec. 31,
	2007	Utilization	Reversal	Addition	Interest	2007
	T€	T€	T€	T€	T€	T€

Anniversary payments	226	-49	0	11	0	188
Asset retirement obligations	21,020	-330	-25	1,255	741	22,661
Restructuring	14,636	-10,443	-1,465	1,512	0	4,240
Legal fees and litigation costs	1,750	0	0	123	0	1,873
Other	1,721	-20	-52	1,424	0	3,073
Total provisions	39,353	-10,842	-1,542	4,325	741	32,035

Other provisions can be segregated into current obligations (T€ 9,186) and non-current obligations (T€ 22,849) compared to
T€ 18,107 and T€ 21,246, respectively as of March 31, 2007.

At the end of fiscal year ended March 31, 2006, KDVS announced a restructuring plan including the regional technical departments, the central marketing department and the sales department. As of March 31, 2007, T€ 2,454 remained as a restructuring provision of which T€ 2,163 was utilized during the nine months ended December 31, 2007. Based on the finalization of the negotiations related to this restructuring, the restructuring accrual increased by T€ 202 and personnel expense in the same amount was recorded.

Additional restructuring plans including the centralization of the regional IT-departments from various regions to Unterföhring, the outsourcing of parts of the IT-department and the reorganization of the regional technical departments were announced by KDBS amounting to T€ 1,735 as of March 31, 2007. The total accrual amounted to T€ 1,537 and personnel expenses relating to these restructuring plans amounted to T€ 199 during the nine months ended December 31, 2007. Accruals for vacated facilities amounting to T€ 20 as of March 31, 2007 have been completely used during the nine months period.

At the end of fiscal year ended March 31, 2007, KDVS announced an additional restructuring plan relating to the regional technical departments amounting to T€ 10,412. As of December 31, 2007 T€ 2,244 remained as a restructuring provision of which T€ 9,116 was utilized during the nine months ended December 31, 2007. Based on the finalization of the negotiations related to this restructuring, the restructuring accrual increased by T€ 1,598 and personnel expense in the same amount was recorded. Regarding accruals for vacated facilities, additional expenses for rent in the amount of T€ 14 were recorded during the nine months period resulting in accruals in an amount of T€ 21 as of December 31, 2007 compared to T€ 59 as of March 31, 2007.

5. Other Notes

5.1 Other Financial Obligations

Financial obligations as of December 31, 2007 and March 31, 2007 include the sum of all obligations up until the earliest possible termination date of KDG and are as follows:

Type of liability
 in T€

	Dec. 31, 2007				March 31, 2007
		Due				Due
	Due	between			Due	between
	up to	1 and 5	more than		up to	1 and 5	more than
	1 year	years	5 years	Total	1 year	years	5 years	Total
1. Agreements with DTAG and subsidiaries	261,733	166,546	89,637	517,916	209,623	292,102	31,897	533,622
2. License, rental and operating lease commitments	37,096	63,342	7,222	107,660	44,490	77,802	15,760	138,052
3. Other	606,264	8,637	1,816	616,717	30,554	18,380	1,922	50,856
Total	905,093	238,525	98,675	1,242,293	284,667	388,284	49,579	722,530

The lease expenses for cable duct space were T€ 25,846 for the quarter ended December 31, 2007 compared to T€ 25,844 for the quarter ended December 31, 2006. For the nine months ended December 31, 2007 the lease expenses for cable duct space were
T€ 77,553 compared to T€ 77,557 for the nine months ended December 31, 2006. While the Company has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12 - 24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30 % of the leased capacity the economic penalties will require renewal of the contracts for 15 years from the origination date when the Company believes it will have the ability to replace the capacity. This results in a non-cancelable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70%, the lease term is expected to include all renewal periods under the agreement, resulting in a non-cancelable lease term of 30 years through March 31, 2033, after which time the lease can be cancelled at the option of DTAG. As of December 31 and March 31, 2007, the sum of the total financial obligations for cable ducts through March 31, 2033 amounted to T€ 2,142,751 and T€ 2,220,200, respectively. After March 31, 2033 these duct space leases can be cancelled at the option of DTAG.

For the quarter ended December 31, 2007, total leasing expenses were T€ 42,917 compared to T€ 44,219 for the quarter ended December 31, 2006. The total leasing expenses for the nine months ended December 31, 2007 amounted to T€ 130,152 compared to T€ 132,359 for the nine months ended December 31, 2006.

5.2 Related party transactions

On April 4, 2007 a loan agreement between Kabel Deutschland Vertrieb und Service GmbH & Co KG (Lender) and Cayman Cable Holding L.P. (Borrower) has been increased in the aggregate amount of T€ 1,000 (the Principal Amount). The Principal Amount in the amount of T€ 1,000 has been advanced by the Lender to the Borrower on April 5, 2007. The Principal Amount shall bear interest at 6 % per annum. The Borrower shall repay the Principal Amount on March 31, 2016.

On May 21, 2007 another loan agreement between Kabel Deutschland Vertrieb und Service GmbH & Co KG (Lender) and Cayman Cable Holding L.P. (Borrower) has been consummated in the aggregate amount of T€ 19,000 (the Principal Amount). A part of the Principal Amount in the amount of T€ 8,000 (the Initial Amount) has been advanced by the Lender to the Borrower on May 22, 2007. Further additional amounts (the Additional Amount) have been advanced on May 25, 2007 in the amount of T€ 1,500 and on December 18, 2007 in the amount of T€ 2,000. The Borrower shall be entitled to determine in one or several instalments the time and the amount of the distribution of the remaining amount. As of December 31, 2007 an amount of T€ 11,500 has been loaned. The Initial Amount and any further Additional Amount that has been advanced shall bear interest at 6 % per annum. The Borrower shall repay the Initial Amount and any Additional Amount advanced on March 31, 2016.

5.3 Share-Based Payments

Since March 31, 2007, an additional management participation plan has been implemented, including options on interests in the Partnership (“MEP IV option program”) and interests in the Partnership which are held indirectly via Kabel Management Beteiligungs- (MEP IV) GbR (“Indirect MEP IV”). Kabel Management Beteiligungs- (MEP IV) GbR is itself a limited partner in the Partnership.

The terms of both the MEP IV option program and the Indirect MEP IV program are substantially the same and do not differ significantly from the other management participation plans. The members of MEP IV participate with effect from March 29, 2007. Vesting is split over 4 years, whereby 25 % are vested at each anniversary.

The members of the Indirect MEP IV were required to pay a capital contribution upon admission. The Partnership and the Kabel Management Beteiligungs- (MEP IV) GbR, respectively, have financed 80 % of the managers’ contributions with a loan from the Partnership. Interest accrues on such loan at a rate of 5.0 % per annum, compounded annually. Put or call provisions apply to the managers’ Common LP Interests in the event that such manager cease to be employed by KDG or its subsidiaries.

The total number of interests in Kabel Management Beteiligungs- (MEP IV) GbR issued under the Indirect MEP IV amounts to 540,758. Under the MEP IV option program, 2,085,908 options on interests in the Partnership have been issued. The number of options outstanding under the MEP IV option program has been reduced by a call notice over 48,170 options to a total of 2,037,738 as of December 31, 2007.

In the six month period ended September 30, 2007, 629,790 interests were repurchased by the Company at a price of € 12.00 each. In the quarter ended December 31, 2007, an additional 41,986 interests were repurchased by the Company at a price of € 14.66 each. The repurchase of these interests resulted in an additional increase in capital reserve in the nine month period ended December 31, 2007 of T€ 8,060. Additionally, 300,000 options were exercised and the acquired interests were repurchased by the Company at a price of € 11.75 resulting in an additional increase in capital reserve of T€ 1,423.

In December 2007, an additional management participation plan has been implemented, including options on interests in the Partnership (“MEP V”). The terms of the MEP V program are substantially the same as the terms of the other option programs and do not differ significantly from the other management participation plans. The members of MEP V participate with effect from December 3, 2007. Vesting is split over 4 years, whereby 25 % are vested at each anniversary.

As of December 31, 2007, management holds direct and indirect interests of 3.74% and 1.02%, respectively in the Cayman Cable Holding L.P. As of December 31, 2007, 434,896 options in MEP II and III, 2,037,738 options in the MEP IV option program and 481,688 options in MEP V are outstanding.

5.4 Particular Events after the Balance Sheet Date

On September 20, 2007, KDG announced the signing of a purchase agreement with the Orion Group to acquire networks serving approximately 1.2 million cable television subscribers for € 585 million. The subscribers are located in eight German federal states (Schleswig-Holstein, Hamburg, Bremen, Lower Saxony, Mecklenburg-Western Pomerania, Rhineland-Palatinate, Saarland and Bavaria), in which Kabel Deutschland operates the level 3 (distribution network) and level 4 networks (home networks). The right to withdraw from the purchasing contract elapsed in December 2007. The closing is anticipated to occur in spring 2008 after FCO clearance.

On December 21, 2007 the Company signed a purchase contract for 100 % of the shares of Leto GmbH for total consideration of T€ 9,100. The sale is effective after FCO clearance and purchase price payment. FCO clearance occurred on February 6, 2008, the purchase price payment is still outstanding.

6. Segment Reporting

Segment information by business segment is as following:

	Cable Access		TV/ Radio		Internet & Phone		TKS		Reconciliation		Total Group
	Oct. 1 - Dec. 31		Oct. 1 - Dec. 31		Oct. 1 - Dec. 31		Oct. 1 - Dec. 31		Oct. 1 - Dec. 31		Oct. 1 - Dec. 31
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	T€		T€		T€		T€		T€		T€

Revenues	216,279	210,556	44,616	40,240	33,415	15,678	6,977	6,852	0	0	301,287	273,326
Profit or loss from ordinary activities	64,826	64,993	6,064	4,167	-7,077	-11,212	482	2,446	-41,644	-18,163	22,651	42,231
Depreciation and amortization	-52,093	-51,279	-5,356	-3,375	-10,270	-2,477	-462	-345	-6,372	-4,275	-74,553	-61,751
Additions fixed assets	41,908	33,299	9,912	3,928	51,613	32,683	229	859	5,592	8,239	109,254	79,008

	Cable Access		TV/ Radio		Internet & Phone		TKS		Reconciliation		Total Group
	Apr. 1 - Dec. 31		Apr. 1 - Dec. 31		Apr. 1 - Dec. 31		Apr. 1 - Dec. 31		Apr. 1 - Dec. 31		Apr. 1- Dec. 31
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	T€		T€		T€		T€		T€		T€

Revenues	650,208	634,756	132,047	121,139	81,742	37,370	21,074	19,941	0	0	885,071	813,206
Profit or loss from ordinary activities	201,926	194,266	18,658	9,636	-24,485	-36,285	3,036	4,627	-100,220	-64,216	98,915	108,028
Depreciation and amortization	-154,332	-151,450	-14,017	-8,853	-24,552	-6,356	-1,225	-1,018	-18,332	-12,256	-212,458	-179,933
Additions fixed assets	73,382	58,880	14,115	10,899	107,729	80,785	1,118	1,877	19,226	32,518	215,570	184,959

7. Reconciliation to U.S. GAAP

IFRS differs in certain aspects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the results of operations for the quarter and the nine months ended December 31, 2007 and 2006 as well as equity as of December 31, 2007 and March 31, 2007 to the extent described below. A description of the material differences between IFRS and U.S. GAAP as they relate to KDG is discussed in further detail below. Reconciling items are presented on a pre-tax basis. Related tax adjustments are presented separately in item (9).

The reconciliation of net income for the quarter and the nine months ended December 31, 2006 has been adjusted to reflect the effect of the IFRS accounting changes described in paragraph 2 of the Notes.

Reconciliation of net (loss) income from IFRS to U.S. GAAP for the period

			as adjusted
		Oct. 1, 2007 -	Oct. 1, 2006 -
	Note	Dec. 31, 2007	Dec. 31, 2006
		T€	T€
Net (loss) income in accordance with IFRS		(26,808)	1,208
Business combination	(1)	(349)	(10)
Asset retirement obligations	(2)	(121)	(76)
Retirement benefits	(3)	3	5
Financing fees	(4)	0	0
Derivatives/Hedges	(5)	1,217	0
Restructuring	(6)	(97)	0
Intangible assets	(7)	55	55
Subscriber Acquisition Costs	(8)	(1,268)	(799)
Income taxes	(9)	(1,033)	189
Net (loss) income in accordance with U.S. GAAP		(28,401)	572

Reconciliation of net loss from IFRS to U.S. GAAP for the period

			as adjusted
		Apr. 1, 2007 -	Apr. 1, 2006 -
	Note	Dec. 31, 2007	Dec. 31, 2006
		T€	T€
Net loss in accordance with IFRS		(27,923)	(21,715)
Business combination	(1)	(1,049)	(77)
Asset retirement obligations	(2)	(360)	(232)
Retirement benefits	(3)	10	11
Financing fees	(4)	0	(47,238)
Derivatives/Hedges	(5)	2,896	0
Restructuring	(6)	(2,446)	998
Intangible assets	(7)	166	166
Subscriber Acquisition Costs	(8)	(3,175)	(1,622)
Income taxes	(9)	(197)	11,284
Net loss in accordance with U.S. GAAP		(32,078)	(58,425)

Reconciliation of equity from IFRS to U.S. GAAP as of

		Dec. 31,	March 31,
	Note	2007	2007
		T€	T€
Equity in accordance with IFRS		(906,973)	(896,358)
Business combination	(1)	21,656	22,705
Asset retirement obligations	(2)	(1,551)	(1,191)
Retirement benefits	(3)	(4,870)	(4,814)
Financing fees	(4)	0	0
Derivatives/Hedges	(5)	0	0
Restructuring	(6)	0	2,446
Intangible assets	(7)	(276)	(442)
Subscriber Acquisition Costs	(8)	(4,651)	(1,476)
Income taxes	(9)	(1,713)	(2,399)
Equity in accordance with U.S. GAAP		(898,378)	(881,529)

(1) Business combination

The consolidated financial statements of KDG as of March 31, 2004 were prepared in accordance with exemptions provided by IFRS 1 “First-time Adoption of International Financial Reporting Standards” for entities adopting IFRS for the first time. Therefore, all business combinations carried out by KDG before April 1, 2003, were not retrospectively accounted for under the guidance of IFRS 3 “Business Combinations”. These combinations are accounted for in accordance with the German Commercial Code [“Handelsgesetzbuch”: HGB] or German GAAP. Under U.S. GAAP business combinations are accounted for in accordance with SFAS No. 141 “Business Combinations”. The differences relate to the acquisition of the cable businesses of Deutsche Telekom AG (DTAG) in March 2003.

Under U.S. GAAP, the acquisition cost is measured as the fair value of the consideration given, plus direct costs of the acquisition. The inclusion of direct costs of the business combination in the purchase price under U.S. GAAP as of March 13, 2003 resulted in an increase of T€ 9,200 as compared to IFRS. Therefore, the total acquisition cost amounted to T€ 1,788,596 under U.S. GAAP.

Under German GAAP, the purchase cost was initially allocated to the acquired assets and assumed liabilities at fair value, however, the excess of fair value over the acquisition cost reduced the amount allocated to customer lists.

Under U.S. GAAP the fair value of the acquired net assets in excess of acquisition costs of T€ 280,979 (negative goodwill) was allocated as a pro rata reduction of the amounts assigned to certain acquired assets: customer list, technical equipment, software and licenses, other equipment, furniture and fixtures and equity investments in associates.

As a result, the amount allocated to customer list under U.S. GAAP was increased by T€ 201,884. The amount allocated to property and equipment was reduced by a total of T€ 226,872, which included a T€ 222,251 reduction to technical equipment.

Under HGB and IFRS the acquired equity investments in associates are initially recognized at the book value of the seller. The difference between IFRS and U.S. GAAP results since the acquired equity investments are recorded at fair value under U.S. GAAP.

Differences between IFRS and U.S. GAAP in acquired pension liabilities and asset retirement obligations arising subsequent to the acquisition, and deferred taxes related to the acquisition are included separately in the respective reconciling items below.

The following table quantifies the differences between U.S. GAAP and IFRS in the carrying values of acquired assets and assumed restructuring liabilities as of December 31, 2007 and March 31, 2007:

U.S. GAAP reconciling adjustment to equity

	Dec. 31,	March 31,
	2007	2007
	T€	T€
U.S. GAAP adjustments to IFRS assets, increase (decrease)
Customer list	86,804	104,403
Technical equipment	(72,476)	(89,026)
Equity investments in associates	7,328	7,328
Equity adjustment between U.S. GAAP and IFRS	21,656	22,705

The following tables quantify the differences in amortization expense for the acquired customer list as well as depreciation expense on acquired fixed assets and compensation expense related to adjustments to liabilities for termination and relocation benefits:

U.S. GAAP reconciling adjustment to net profit (loss) for the quarter ended

	Dec. 31,	Dec. 31,
	2007	2006
	T€	T€
U.S. GAAP adjustments to IFRS depreciation, amortization or compensation expense decrease (increase)
Customer list	(5,866)	(5,866)
Technical equipment	5,517	5,628
Other equipment, furniture and fixtures	0	248
Compensation expense	0	(20)
(Increase) to U.S. GAAP expense	(349)	(10)

U.S. GAAP reconciling adjustment to net profit (loss) for the nine months ended

	Dec. 31,	Dec. 31,
	2007	2006
	T€	T€
U.S. GAAP adjustments to IFRS depreciation, amortization or compensation expense decrease (increase)
Customer list	(17,599)	(17,598)
Technical equipment	16,550	16,884
Other equipment, furniture and fixtures	0	831
Compensation expense	0	(194)
(Increase) to U.S. GAAP expense	(1,049)	(77)

(2) Asset retirement obligations

KDG has incurred asset retirement obligations (AROs) relating primarily to equipment and other leasehold improvements installed on leased network sites including the leasing of space in the cable ducts of DTAG to house certain portions of KDG’s network cable, and improvements to leased buildings. Those leases generally contain provisions that require the company and its subsidiaries to restore the sites to their original condition at the end of the lease term.

Asset retirement obligations existing as of March 13, 2003 were included in the purchase price allocation related to the acquisition of the cable businesses of DTAG. The liability was recognized at fair value as of the acquisition date. A corresponding asset (capitalized asset retirement cost) was recorded by increasing the amount allocated to the related long-lived asset by the same amount as the liability. Accordingly, assets and liabilities recorded in the acquisition under U.S. GAAP were increased for asset retirement obligations. Additional asset retirement obligations of T€ 687 were recognized during the year ended March 31, 2007. During the quarter ended December 31, 2007, additional asset retirement obligations of T€ 345 were recognized. During the nine months ended December 31, 2007, additional asset retirement obligations of T€ 539 were recognized.

Expectations regarding the lessor waiving asset retirement performance requirements are factored into the calculation of best estimate of the obligation related to the leased cable ducts under IFRS. Under U.S. GAAP, KDG concluded there is not sufficient historical experience of non-enforcement. Therefore, these expectations were not included in the measurement of the obligation in accordance with SFAS No. 143. This resulted in an increase to the liability under U.S. GAAP, partially offset by reductions due to the use of a credit adjusted risk free rate as required by SFAS No. 143 instead of a risk free-rate as used under IFRS.

The differences in the net capitalized asset retirement cost and liabilities for asset retirement obligations at December 31, 2007 and March 31, 2007 are as follows:

	Dec. 31,	March 31,
	2007	2007
	T€	T€
Net asset capitalized under U.S. GAAP	7,719	8,330
Net asset capitalized under IFRS	9,141	9,726
Difference in assets under U.S. GAAP	(1,422)	(1,396)

Retirement obligation under U.S. GAAP	21,704	20,357
Retirement obligation under IFRS	21,575	20,562
Difference in net liabilities under U.S. GAAP	129	(205)

Equity adjustment under U.S. GAAP	(1,551)	(1,191)

The difference between the components of AROs between U.S. GAAP and IFRS consists of the following for the quarters ended:

	Dec. 31,	Dec. 31,
	2007	2006
	T€	T€
U.S. GAAP
Depreciation expense	326	306
Accretion expense	443	375
Total U. S. GAAP expense	769	681

IFRS
Depreciation expense	381	387
Accretion expense	267	218
Total IFRS expense	648	605
Difference	(121)	(76)

The difference between the components of AROs between U.S. GAAP and IFRS consists of the following for the nine months ended:

	Dec. 31,	Dec. 31,
	2007	2006
	T€	T€
U.S. GAAP
Depreciation expense	1,058	917
Accretion expense	1,263	1,102
Total U. S. GAAP expense	2,321	2,019

IFRS
Depreciation expense	1,206	1,131
Accretion expense	755	656
Total IFRS expense	1,961	1,787
Difference	(360)	(232)

The changes in the liability for asset retirement obligations as of December 31, 2007 under U.S. GAAP are as follows:

T€
Liability as at April 1, 2007	20,357
Accretion expense	1,263
Additions	539
Asset retirement obligations settled	(455)
Liability as at December 31, 2007	21,704

(3) Retirement benefits

KDG adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”) as of March 31, 2007. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in the balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Those changes, which consist of actuarial gains and losses and the effects of plan amendments, are recorded as adjustments in other comprehensive income. SFAS No. 158 did not change the measurement of net periodic benefit cost included in net income. Actuarial gains and losses and the effect of plan amendments initially recorded in other comprehensive income are reclassified into net periodic pension cost in accordance with the guidance on amortization in SFAS No. 87, Employers’ Accounting for Pensions. Amounts recognized in the statement of financial position consist of:

	Dec.31,	March 31,
	2007	2007
	T€	T€
	SFAS 158	SFAS 158
Current liabilities	(178)	(178)
Non current liabilities	(32,745)	(28,971)
Net amount recognized	(32,923)	(29,149)
IFRS net liability recognized	(28,053)	(24,171)
(Increase) to U.S. GAAP liability	(4,870)	(4,978)

The components of net periodic pension cost are as follows for the quarters ended December 31, 2007 and 2006:

	Dec. 31,	Dec. 31,
	2007	2006
	T€	T€
Service cost	909	825
Interest cost	349	296
Amortization of prior service cost	(1)	(1)
Amortization of net (gain) loss	34	66
Net periodic benefit cost	1,291	1,186
IFRS net amounts recognized in profit and loss	1,294	1,191
(Decrease) to U.S. GAAP expense	(3)	(5)

The components of net periodic pension cost are as follows for the nine months ended December 31, 2007 and 2006:

	Dec. 31,	Dec. 31,
	2007	2006
	T€	T€
Service cost	2,728	2,476
Interest cost	1,046	889
Amortization of prior service cost	(4)	(4)
Amortization of net (gain) loss	102	199
Net periodic benefit cost	3,872	3,560
IFRS net amounts recognized in profit and loss	3,882	3,571
(Decrease) to U.S. GAAP expense	(10)	(11)

Under IFRS, the past service cost resulting from plan amendments is required to be amortized over the remaining vesting period of the employees, whereas for U.S. GAAP the effect is amortized of the remaining life expectancy of inactive plan participants and over the remaining service period of active participants.

(4) Financing fees

In connection with the refinancing of the acquisition of the regional DTAG cable providers, KDG incurred transaction costs through the Senior Credit Facility and the Senior Notes. As of December 31, 2007 and March 31, 2007, in accordance with IAS 39, financing and transaction costs of T€ 52,420, T€ 57,808, respectively, are deducted from related balances of debt in the IFRS consolidated financial statements. Under U.S. GAAP, in accordance with APB Opinion No. 21, “Interest on Receivables and Payables”, debt issuance costs are reported as an asset (deferred charges).

Under IFRS, the refinancing of the previous Senior Credit facility that occurred in May 2006 resulted in an adjustment to the carrying value of the liability as of March 31, 2006 and additional amortization of the related debt issuance costs. In accordance with U.S. GAAP, the debt issuance costs are amortized over the contractual term of the related debt. Unamortized debt issuance costs are not written off until an extinguishment occurs. On May 12, 2006, the Company repaid the outstanding balances under the previous Senior Credit Facility. Accordingly, under U.S. GAAP an additional expense of T€ 47,238 was recorded in the year ended March 31, 2007 to write-off the unamortized debt issuance costs in connection with the extinguishment of the previous Senior Credit Facility.

Adjustments under U.S. GAAP to the IFRS consolidated financial statements related to debt issuance costs are as follows:

U.S. GAAP Reconciling Adjustment to equity

	Dec. 31,	March 31,
	2007	2007
	T€	T€

Increase to assets	52,420	57,808
(Increase) to liabilities	(52,420)	(57,808)
Increase (Decrease) to U.S. GAAP equity	0	0

There is no U.S. GAAP reconciling adjustment to net loss for the quarter ended December 31, 2007 and December 31, 2006.

U.S. GAAP Reconciling Adjustment to net loss for the nine months ended

	Dec. 31,	Dec. 31,
	2007	2006
	T€	T€

Decrease (Increase) in amortization expense	0	(47,238)

(5) Derivatives/Hedges

In the year ended March 31, 2007, KDG reassessed its IFRS accounting treatment of interest rate swaps hedging variable cash flows of debt because of the IFRIC final agenda decision of March 2007 regarding “Assessing hedge effectiveness of an interest rate swap in a cash flow hedge”. These swaps had been previously designated as hedging instruments in a cash flow hedge relationship. The method used to assess hedge effectiveness in the past is no longer deemed appropiate under IFRS. The Company de-designated the hedge relationship retrospectively in accordance with the IFRIC final agenda decision including an adjustment of the comparative figures of the prior fiscal year as if hedge accounting had never been applied in accordance with IAS 8.

For purposes of its financial statements according to U.S. GAAP, KDG applied two different methods to assess effectiveness and to measure ineffectiveness. Thus, the hedge relationship was in compliance with U.S. GAAP. However, the Company decided not to apply hedge accounting for U.S. GAAP purposes prospectively beginning in fiscal year 2007.

Adjustments under U.S. GAAP to the IFRS consolidated net loss for the quarter and the nine months ended December 31, 2007 amounted to a decrease of loss of T€ 1,217 and T€ 2,896, respectively. For the quarter and the nine months ended December 31, 2007, the reconciliation difference is comprised of the use of the amount previously recorded in OCI for U.S. GAAP over the remaining life of the derivative instrument and the interest payment it was hedging. As of December 31, 2007, and March 31, 2007, the company had balances net of tax of T€ 2,116 and T€ 4,101, respectively, related to interest hedging in OCI.

(6) Restructuring

A portion of the termination benefits to be provided under the restructuring plan announced by KDG in the year ended March 31, 2007 represent special termination benefits. Therefore, the criteria for recording a provision under SFAS No. 88 for the voluntary benefits provided under this restructuring plan were not met as of March 31, 2007, and the related liability recorded for IFRS purposes was reversed under U.S. GAAP in the amount of T€ 2,386. During the quarter and nine months period ended December 31, 2007, T€ 7 and T€ 45 of these special termination benefits were paid to employees and were recorded as expense under

U.S. GAAP. As of December 31, 2007 most of the remaining employees affected by the restructuring accepted the offer of special termination benefits. As a result, an addition to the provision was recorded with an amount of T€ 1,920 as of December 31, 2007. Moreover, under IFRS, restructuring provisions amounting to T€ 420 were released; the related income under IFRS was reversed for U.S. GAAP purposes in the quarter and the nine months ended December 31, 2007.

According to SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146), contract termination costs shall be recognized when the entity terminates a contract in accordance with the contract terms or when the entity ceases using the right conveyed by a contract, for example, the right to use a leased property. As of December 31, 2007 KDG had already terminated some contracts in connection with the restructuring of its technical departments. Under U.S. GAAP a liability for contract termination costs amounting to T€ 21 was recognized as one contract was cancelled and KDG has ceased using the right conveyed by the contract. Under IFRS the corresponding provision amounting to T€ 60 for the year ended March 31, 2007 was reversed to an amount of T€ 39 as of December 31, 2007.

(7) Intangible assets

Under IFRS prior to April 1, 2004 the costs of internally generated software were capitalized, including general and administrative and overhead costs directly attributable to the development of the software. In accordance with Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” general and administrative costs and overhead costs should not be capitalized as costs of internal-use software under U.S. GAAP. In accordance with IAS 38 “Intangible Assets”, general and administrative and overhead costs incurred after April 1, 2004 are expensed as incurred under IFRS.

The internally generated software recognized under U.S. GAAP is lower due to overhead costs capitalized under IFRS amounting to T€ 1,216 as of and for the year ended March 31, 2004. As of December 31, 2007 and March 31, 2007, T€ 276 and T€ 442, respectively, remained as a difference between capitalized intangible assets under IFRS and U.S. GAAP for the unamortized portion of the asset under IFRS. In addition, adjustments were made to reduce U.S. GAAP amortization expense in the quarter ended December 31, 2007 (T€ 55) and 2006 (T€ 55); and in the nine months ended December 31, 2007 (T€ 166) and 2006 (T€ 166).

(8) Subscriber Acquisition Costs

KDG capitalizes subscriber acquisition costs as intangible assets under IFRS if the costs are directly attributable to obtaining specific contracts which meet the definition and recognition criteria of an intangible asset in accordance with IAS 38, are incremental and can be measured reliably. KDG does not capitalize any commissions for open-ended contracts where customers are able to terminate the contractual relationship at any time.

Total subscriber acquisition costs capitalized under IFRS and U.S.GAAP as of December 31, 2007 and March 31, 2007 amounted to T€ 34,574 and T€ 17,384, respectively.

KDG amortizes these costs under IFRS over the initial contract period except for contracts where there is past evidence regarding the expected customer relationship period.

U.S. GAAP requires amortizing subscriber acquisition costs over the shorter of the fixed term period or the expected customer life. The fixed term period for KDG`s products is typically between 12 and 24 months. For the quarter ended December 31, 2007, this leads to amortization of T€ 4,648 under U.S. GAAP as compared to IFRS of T€ 3,380 and to T€ 11,585 under U.S. GAAP compared to T€ 8,410 under IFRS for the nine months ended December 31, 2007. For the quarter ended December 31, 2006 this leads to additional amortization under U.S. GAAP of T€ 799 and of T€ 1,622 for the nine months ended December 31, 2006.

(9) Income taxes

The difference in income taxes under U.S. GAAP compared to income taxes under IFRS is represented by the tax effect of reconciling items calculated using the enacted tax rates of 29.79% and 39.19% for each of the nine months ended December 31, 2007 and 2006.

The company has not applied the accounting provisions of FASB Interpretation No. 48, “Accounting for Income Tax Contingencies” to determine whether there would be any difference between IFRS and U.S. GAAP.

Unterföhring, February 28, 2008

Kabel Deutschland GmbH

Dr. Adrian von Hammerstein	Paul Thomason
Chief Executive Officer	Chief Financial Officer

Dr. Manuel Cubero del Castillo-Olivares	Herbert R. Hribar
Chief Commercial Officer	Chief Operating Officer

Appendix 1 to the notes

Kabel Deutschland GmbH

Analysis of Fixed Assets for Period from April 1, 2007 to December 31, 2007

	Acquisition and production costs						Accumulated depreciation and amortization						Net book value
											Change in
	April 1,					December 31,	April 1,				at-equity	December 31,	December 31,	March 31,
	2007	Acquisitions	Additions	Disposals	Reclassifications	2007	2007	Additions	Disposals	Reclassification	investments	2007	2007	2007
	€	€	€	€	€	€	€	€	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences and
other Contractual and Legal Rights	151,699,402.32	0.00	31,542,551.73	6,066.75	10,210,469.08	193,446,356.38	75,718,874.80	28,127,872.61	6,066.75	-53.12	0.00	103,840,733.78	89,605,622.60	75,980,527.52
2. Internally generated software	13,837,173.00	0.00	1,717,373.27	0.00	0.00	15,554,546.27	5,787,914.48	2,053,195.16	0.00	0.00	0.00	7,841,109.64	7,713,436.63	8,049,258.52
3. Customer List	715,426,567.68	15,553,710.46	111,394.43	11,030.98	0.00	731,080,641.59	333,039,392.45	64,000,032.94	415.04	0.00	0.00	397,039,010.35	334,041,631.24	382,387,175.23
4. Prepayments	10,926,153.95	0.00	5,238,452.20	0.00	-10,391,367.58	5,773,238.57	0.00	0.00	0.00	0.00	0.00	0.00	5,773,238.57	10,926,153.95
	891,889,296.95	15,553,710.46	38,609,771.63	17,097.73	-180,898.50	945,854,782.81	414,546,181.73	94,181,100.71	6,481.79	-53.12	0.00	508,720,853.77	437,133,929.04	477,343,115.22

II. Property and equipment
1. Buildings on non-owned land	7,185,148.98	0.00	1,110,891.84	0.00	2,608,914.48	10,904,955.30	2,424,677.72	872,417.84	0.00	-953.31	0.00	3,298,048.87	7,606,906.43	4,760,471.26
2. Technical equipment	1,603,466,977.78	4,620,331.68	105,886,926.03	1,045,688.85	30,438,229.45	1,743,366,776.09	697,586,347.10	111,163,853.74	516,841.76	42,222.02	0.00	808,191,137.06	935,175,639.03	905,880,630.68
3. Other equipment, furniture and
fictures	62,883,526.27	0.00	3,852,453.45	522,007.85	681,444.54	66,895,416.41	37,536,561.86	6,240,710.98	498,799.25	-41,215.59	0.00	43,319,689.18	23,575,727.23	25,346,964.41
4. Construction in progress	50,619,484.08	0.00	45,936,086.05	0.00	-33,547,689.97	63,007,880.16	0.00	0.00	0.00	0.00	0.00	0.00	63,007,880.16	50,619,484.08
	1,724,155,137.11	4,620,331.68	156,786,357.37	1,567,696.70	180,898.50	1,884,175,027.96	737,547,586.68	118,276,982.56	1,015,641.01	53.12	0.00	854,808,875.11	1,029,366,152.85	986,607,550.43

III Financial Assets
1. Equity investments in
Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03	139,097.84	0.00	0.00	0.00	516,926.89	377,829.05	6,198,424.08	5,681,497.19
2. Other	7,509,863.31	0.00	0.00	7,484,862.80	0.00	25,000.51	0.00	0.00	0.00	0.00	0.00	0.00	25,000.51	7,509,863.31
	13,330,458.34	0.00	0.00	7,484,862.80	0.00	5,845,595.54	139,097.84	0.00	0.00	0.00	516,926.89	377,829.05	6,223,424.59	13,191,360.50

	2,629,374,892.40	20,174,042.14	195,396,129.00	9,069,657.23	0.00	2,835,875,406.31	1,152,232,866.25	212,458,083.27	1,022,122.80	0.00	516,926.89	1,363,151,899.83	1,472,723,506.48	1,477,142,026.15

Kabel Deutschland GmbH, Unterföhring

Analysis of Fixed Assets for Period from April 1, 2006 to December 31, 2006

	Acquisition and production cost						Accumulated depreciation and amortization						Net book value
											Change in
	April 1,					December 31,	April 1,				at-equity	December 31,	December 31,	March 31,
	2006	Acquisitions	Additions	Disposals	Reclassifications	2006	2006	Additions	Disposals	Reclassifications	investment	2006	2006	2006
	€	€	€	€	€	€	€	€	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences and
other Contractual and Legal Rights	100,549,175.37	0.00	30,952,821.89	3,239,616.88	860,309.16	129,122,689.54	53,584,726.12	17,484,265.05	3,239,616.88	0.00	0.00	67,829,374.29	61,293,315.25	46,964,449.25
2. Internally generated software	12,789,484.77	0.00	231,672.51	0.00	0.00	13,021,157.28	3,271,505.03	1,864,954.25	0.00	0.00	0.00	5,136,459.28	7,884,698.00	9,517,979.74
3. Customer List	709,713,538.37	1,710,299.39	72,713.19	0.00	0.00	711,496,550.95	249,230,050.39	63,193,637.01	0.00	0.00	0.00	312,423,687.40	399,072,863.55	460,483,487.98
4. Prepayments	2,719,177.16	0.00	7,613,003.69	0.00	-786,499.16	9,545,681.69	0.00	0.00	0.00	0.00	0.00	0.00	9,545,681.69	2,719,177.16
	825,771,375.67	1,710,299.39	38,870,211.28	3,239,616.88	73,810.00	863,186,079.46	306,086,281.54	82,542,856.31	3,239,616.88	0.00	0.00	385,389,520.97	477,796,558.49	519,685,094.13

II. Property and equipment
1. Buildings on non-owned land	5,340,718.78	0.00	923,821.29	640.83	67,512.63	6,331,411.87	1,722,880.78	543,818.92	63.83	0.00	0.00	2,266,635.87	4,064,776.00	3,617,838.00
2. Technical equipment	1,425,843,167.38	379,866.18	78,202,042.65	3,867,888.00	25,472,383.29	1,526,029,571.50	585,965,045.25	91,299,387.89	3,575,242.86	-10,046.67	0.00	673,679,143.61	852,350,427.89	839,878,122.13
3. Other equipment, furniture and
fixtures	51,138,809.34	0.00	9,102,941.49	613,698.03	768,335.33	60,396,388.13	31,671,730.39	5,546,664.15	562,979.02	10,046.67	0.00	36,665,462.19	23,730,925.94	19,467,078.95
4. Construction in progress	39,748,427.85	0.00	49,372,134.36	8,879.21	-26,382,041.25	62,729,641.75	0.00	0.00	0.00	0.00	0.00	0.00	62,729,641.75	39,748,427.85
	1,522,071,123.35	379,866.18	137,600,939.79	4,491,106.07	-73,810.00	1,655,487,013.25	619,359,656.42	97,389,870.96	4,138,285.71	0.00	0.00	712,611,241.67	942,875,771.58	902,711,466.93

III. Financial assets
1. Equity investments in
Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03	258,913.10	0.00	0.00	0.00	-471,233.27	-212,320.17	6,032,915.20	5,561,681.93
2. Others	491,561.62	175,869.45	6,222,070.87	351,394.04	0.00	6,538,107.90	0.00	0.00	0.00	0.00	0.00	0.00	6,538,107.90	491,561.62
	6,312,156.65	175,869.45	6,222,070.87	351,394.04	0.00	12,358,702.93	258,913.10	0.00	0.00	0.00	-471,233.27	-212,320.17	12,571,023.10	6,053,243.55

	2,354,154,655.67	2,266,035.02	182,693,221.94	8,082,116.99	0.00	2,531,031,795.64	925,704,851.06	179,932,727.27	7,377,902.59	0.00	-471,233.27	1,097,788,442.47	1,433,243,353.17	1,428,449,804.61

Kabel Deutschland GmbH, Unterföhring

Group Management Report

for the Quarter and the Nine Months Ended December 31, 2007

Our Business

Kabel Deutschland GmbH (“KDG GmbH”) was founded on December 17, 2002 and maintains its registered legal seat in Unterföhring (commercial register Munich HRB 145837). KDG GmbH’s sole shareholder is Kabel Deutschland Holding GmbH (“KDGHoldCo”) which is wholly owned by Cable Holding S.à r.l. (“LuxCo”). LuxCo is wholly owned by Cayman Cable Holding LP, George Town, Cayman Islands (“Cayman Cable”). The operating business is predominantly performed by Kabel Deutschland Vertrieb und Services GmbH & Co. KG (“KDVS”), a wholly owned subsidiary of KDG GmbH.

We are the largest cable operator in Germany, operating in 13 of the 16 federal states (with the exception of Hesse, North Rhine-Westphalia and Baden-Württemberg). KDG GmbH and its subsidiaries (together “KDG” or the “Company”) are the market leaders in the German cable television business in terms of homes passed, subscribers, revenue generating units (“RGUs”) and revenue. As of December 31, 2007, the Company’s cable television network passed approximately 15.3 million homes and served approximately 9,023 thousand direct and indirect subscribers.

A growing portion of our customers take more than one of our service offerings which include basic cable access, pay TV, Internet & Phone. We refer to each service which a customer subscribes as a revenue generating unit or RGU. As of December 31, 2007, the Company served approximately 763 thousand pay TV RGUs. Also, the Company served approximately 341 thousand subscribers (cable television and stand-alone Internet & Phone) which generated 320 thousand Internet and 285 thousand Phone RGUs. In addition, we own and operate an advanced digital playout facility capable of delivering encrypted digital television signals via satellite up-links to all of Germany.

Development of Subscribers and RGUs

	As of December 31,
	2007	2006
	in thousand
Homes passed	15,252	15,400
thereof Homes upgraded for 2-way-communication	10,837	8,583
Cable access subscribers (incl. TKS)	9,000	9,466
Total cable subscribers (includes Internet&Phone “solo” subs) (1)	9,023	9,466
thereof Homes upgraded for 2-way-communication	6,668	5,503
% penetration (2)	59%	61%

Cable access RGUs	9,069	9,491
Pay TV RGUs	763	660
Kabel Digital+ RGUs	52	n/a
Kabel Internet RGUs	320	146
Kabel Phone RGUs	285	121
TKS Subscribers	44	39
Total RGUs (3)	10,533	10,457

Cable Access Subscribers are segmented into direct customers (“B2C”), indirect customers (“B2B”) and wholesale customers. The loss in cable access subscribers primarily comes from the wholesale segment which has the lowest ARPU(4) and has less impact on our operating results if disconnected. Pay TV RGU growth continues to be strong. The Company offers Internet and Phone products independently; however an overwhelming majority of these new subscribers choose a bundled product. Internet & Phone subscription growth also remains strong.

We generate revenue through subscription and distribution fees from our cable access business, our pay TV business, our broadband Internet & Phone business and from other activities. Monthly subscription rates paid by our access customers depend on the number of subscribers connected to a network connection point. In general, single family direct customers pay a higher monthly subscription fee on a per subscriber basis than Level 4 operators or housing associations that aggregate several subscribers behind one network connection point.

Level 4 operators typically resell KDG’s video signal to housing associations but in some cases directly to end users. Housing associations provide the signal to individual tenants and may or may not charge the tenants for the service.

(1)	Internet&Phone “Solo” subs: Non-cable television access customers subscribing to Internet & Phone services only
(2)	Number of subscribers at the end of the relevant period as a percentage of the number of homes passed by KDG’s network at the end of the relevant period.
(3)

Revenue generating units (“RGUs”) relate to sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but two RGUs.

(4)

Average revenue per unit (“ARPU”) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

In addition to providing basic cable television services to its subscribers, the Company charges television broadcasters carriage fees for delivering their analog and digital television signals over the Company’s network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also delivers and charges carriage fees for radio signals delivered over the network into subscribers’ homes.

Compared Operating Results for the quarters ended December 31, 2007 and December 31, 2006

We operate the business through four operating segments: Cable Access, TV/Radio, Internet & Phone, TKS, and an administrative segment which primarily includes central services and corporate activities. On the following pages we will give an overview of the development of our business based on the financial results.

To be able to compare the results for the quarters ended December 31, 2007 and December 31, 2006 certain numbers for the quarter ended December 31, 2006 have been reclassified.

Revenues

The following chart gives an overview of the Company’s revenues for the quarter ended December 31, 2007 compared to the quarter ended December 31, 2006. Total revenues for the quarter ended December 31, 2007 increased by T€ 27,961 or 10.2 % to T€ 301,287 from T€ 273,326 for the quarter ended December 31, 2006.

	Quarter Ended December 31,
	2007	2006
	T€
Cable Access	216,279	210,556
TV/Radio	44,616	40,240
Internet & Phone	33,415	15,678
TKS	6,977	6,852
Total Revenues	301,287	273,326

Cable Access

Cable Access contains all activities and services linked to the customer’s physical access to the Company’s cable network either directly to end customers or indirectly through commercial Level 4 operators or housing associations for which the Company charges a fee.

Cable access is the basis for free and paid services offered by the Company, including TV and radio services and Internet & Phone services. Recently, the Company revised its strategy of requiring cable access as a basis for subscribing to Internet & Phone. Non-cable access customers may now subscribe to Internet & Phone services.

Our cable access business generates revenues through subscription fees, installation fees and other revenues. Through our cable television access business we generated T€ 216,279 or approximately 71.8 % of our total revenues for the three months ended December 31, 2007.

•       Cable Access subscription fees paid for the access to our network and the delivery of analog and digital signals are generated from individuals, businesses and housing associations. Our current cable access offering consists of between 33 and 42 analog television channels (depending on the region served) and up to 36 analog radio channels. In April of 2006, the Company discontinued the analog access product offering for single family homes and now offers a digital access product instead. The basic digital service is offered under the brand name “Digitaler Kabelanschluss”. This product includes the digital programs offered by the public broadcasters and most of the commercial broadcasters in Germany. In total, up to 100 digital free-to-air (“FTA”) channels are now offered in the digital access product. The product has an enhanced electronic program guide (“EPG”) and access to a pay per view service. On March 1, 2007 the Company began to change the price on all access products delivered to single family homes to € 16.90 per month. The new pricing is for both the analog and digital access services. In conjunction with the new price, the Company agreed to provide the equipment to upgrade to digital access free of charge to the customer. The full impact of this change in access pricing will not become fully effective until March 2008 after all annual payers have been subject to the new price.

•       Installation and network connection fees and reimbursements. Generally, each first-time subscriber is charged an installation fee upon initial connection to our network. In addition, we generate fees and receive reimbursements for connecting newly built homes to our network.

	Quarter Ended December 31,
	2007	2006
	T€
Cable Access Subscription Fees	212,789	207,843
Installation Fees	1,334	1,862
Other Revenues	2,156	851
Total Cable Access Revenues	216,279	210,556

€
ARPU
Cable Access	7.76	7.37

	As of December 31,
	2007	2006
	in thousand
RGU
Cable Access	9,069	9,491

For the quarter ended December 31, 2007 cable access subscription fees increased by 2.4 % which primarily results from a price increase implemented in March 2007. It will take until March 2008 for the full impact of the price initiative to be recognized in revenue. For new single family customers connecting to our network we offer a digital access product with a free set-top box. We will continue to increase the digital penetration in our cable households served.

For the quarter ended December 31, 2007 installation fees decreased by 28.4 % due to the waiver of the installation fee for special sales promotions during the year.

For the quarter ended December 31, 2007 other revenues increased by T€ 1,305 to T€ 2,156 from T€ 851 for the quarter ended December 31, 2006. This is related to the completion of a construction project where we acted as a subcontractor and built the level 4 network for a housing association. These revenues are non-recurring.

TV/ Radio

In addition to the cable access subscription business described above, the Company offers its own pay TV product portfolio. The Company’s pay TV packages are branded as Kabel Digital Home and Kabel Digital International. Kabel Digital Home offers 39 basic pay TV channels within seven genres (documentaries, movies and series, sports, entertainment, kids, music and erotic) primarily dedicated to a German speaking audience. Kabel Digital International comprises 43 foreign language Pay TV channels catering for the demand of Germany’s largest ethnic populations such as Turkish, Russian and Polish. The Company sells its pay TV packages directly to consumers and, to a lesser extent, indirectly through certain Level 4 operators and additionally to an unaffiliated regional cable television operator. Under these wholesale agreements the customer typically receives a discount to our listed retail subscription fee.

In addition to serving its own subscriber base, the Company’s digital playout center also delivers digital video signals to unaffiliated regional cable television operators in Germany for distribution to the subscribers served by these operators. The Company expects that the other operators will discontinue the use of digital playout services in the near future.

Our TV/Radio business generates revenue through subscription fees, customer premises equipment (“CPE”; e.g. modems and receiver) sales, carriage fees and fees for services in connection with our digital playout facility.

•       Pay TV subscription fees and CPE sales. Homes connected to our network can receive the digital programming of the public broadcasters and the major private broadcasters free of charge if they are digital cable access subscribers and have a digital receiver (set-top box) and an activated smartcard. Customers can also subscribe to the Company’s pay TV product portfolio containing Kabel Digital Home and Kabel Digital International as well as to a pay per view service. In addition, customers can subscribe to the Company’s Digital Video Receiver (DVR) product Kabel Digital+ containing an enhanced digital receiver with integrated hard disc drive as well as a more sophisticated EPG.

•       Digital carriage fees are derived for the transmission of digital television programs on behalf of third party program providers. The Company also delivers the digital television programming offered by the public broadcasters, most of the large private free-to-air (“FTA”) broadcasters and the programs transmitted by an unaffiliated pay TV operator in Germany. In addition to receiving fixed carriage fees, the unaffiliated pay television operator pays the Company a variable fee based on the revenue generated from the subscribers receiving its pay television services over the cable network.

•       Analog carriage fees. In addition to providing basic cable television services to its subscribers, the Company charges more than 210 national, regional and local television broadcasters carriage fees for delivering their television signals over the Company’s network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also charges carriage fees for radio signals delivered over the network into subscriber homes.

•       Playout facility fees. The Company operates a digital playout facility, which in addition to serving our subscriber base with digital pay TV packages, encrypts and distributes programming received from third party program providers via leased satellite transponders to our network and to the networks of the other regional cable television operators in Germany. The digital playout services offered to regional operators will discontinue in the near future.

	Quarter Ended December 31,
	2007	2006
	T€
Pay TV Subscription Fees	17,803	14,552
Analog/Digital Carriage Fees	24,065	24,701
Playout Facility Fees	266	-431
Other Digital Revenues	2,482	1,418
Total TV/Radio revenues	44,616	40,240

	€
ARPU
Pay TV	7.54	7.63
Kabel Digital+	2.07	0.00
Total blended TV/Radio	7.20	7.63

	As of December 31,
	2007	2006
	in thousand
RGU
Pay TV	763	660
Kabel Digital+	52	0
Total TV/Radio RGUs	815	660

Pay TV subscription fees increased substantially by 22.3 % to T€ 17,803 in the quarter ended December 31, 2007 from T€ 14,552 for the quarter ended December 31, 2006 primarily resulting from a rapidly growing subscriber base. In addition, certain pricing measures positively influenced subscription revenues. We will continue to strengthen our pay TV products to achieve further growth in the pay TV segment.

Carriage fees decreased by 2.6 % to T€ 24.065 in the quarter ended December 31, 2007 from T€ 24,701 for the quarter ended December 31, 2006. The future development of carriage fees will depend on the number of subscribers connected to our network as well as the subscriber base of a Pay TV operator utilizing our network. The Company pays a portion (approximately 38%) of certain revenues derived from digital carriage fees to the unaffiliated regional operators based on the number of subscribers served. KDG recorded T€ 1,624 and T€ 1,123 of pass through revenue as cost of services rendered in the quarters ended December 31, 2007 and December 31, 2006, respectively.

Playout facility fees increased by T€ 697 due to a reclassification which caused a one-time revenue reduction in the quarter ended December 31, 2006. Revenues related to playout facility fees will decrease and will be completely eliminated in the near future as unaffiliated regional cable TV operators have already begun to develop their own digital playout facility capacity.

The pay TV ARPU decreased by 1.2 % in comparison to the quarter ended December 31, 2006. This is primarily based on promotional offers to support the introduction of Kabel Digital+. In general the ARPU has decreased due to different promotions offering the service of an introductory period for free.

Internet & Phone

The Company can offer Internet & Phone services to those homes which are passed by its upgraded bi-directional network (630 MHz) and where we have the ability to market our products (“Marketable Homes”). As of December 31, 2007, the Company passed approximately 10.8 million homes with an upgraded network which had return path capability to enable two-way communication. The Company offers Internet and Phone products independently; however, most customers subscribe to bundled offerings of Internet & Phone together. Prior to September of 2007, the Internet & Phone product was only offered to customers who subscribed to cable television access. We now also offer Internet & Phone to non-cable television access subscribers. As of December 31, 2007, the Company served approximately 341 thousand subscribers which generate approximately 320 thousand Internet and 285 thousand Phone RGUs.

	Quarter Ended December 31,
	2007	2006
	T€
Subscription Fees (recurring)	31,657	15,394
Installation Fees and other non-recurring revenues	1,758	284
Total Internet & Phone Revenues	33,415	15,678

€
ARPU
Kabel Internet & Kabel Phone blended	19.47	21.64

	As of December 31,
	2007	2006
	in thousand
RGU
Kabel Internet	320	146
Kabel Phone	285	121
Total Internet & Phone RGUs	605	267

Revenues for Internet & Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees and the sale of CPE.

In the quarter ended December 31, 2007, subscription fees increased by T€ 16,263 to T€ 31,657 from T€ 15,394 for the quarter ended December 31, 2006. This increase was primarily due to the rapid increase of Internet & Phone RGUs.

In the quarter ended December 31, 2007, installation fees and non-recurring revenues increased by T€ 1,474 to T€ 1,758 from T€ 284 for the quarter ended December 2006. This increase is related to a general installation fee which was introduced in April 2007 charged by the company for all Internet & Phone products.

The Internet & Phone ARPU decreased by 10.0 % to € 19.47 in the quarter ended December 31, 2007 from € 21.64 for the quarter ended December 31, 2006 which was primarily driven by the decrease in price in order to be more competitive on the fast growing Internet & Phone market. Another reason is the increasing percentage of subscribers taking bundled products which are generally offered at a discount price compared to prices for the stand-alone products, and products offering a flat rate.

Going forward, the Company expects Internet & Phone ARPU to decrease gradually over time due to the increasing use of promotions to attract new subscribers; the continued trend of subscribers preferring bundled products; the trend for flat rate telephony products and a further decrease of prices in this highly competitive market.

TKS - Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

TKS, a wholly owned subsidiary of KDVS, provides cable access and Internet and Phone services to NATO military personnel based in Germany. It also provides billing services for telephone customers of Deutsche Telekom AG (“DTAG”) who prefer English language bills.

Additionally, TKS sells certain telecommunication products in its shops to personnel on NATO military bases, such as prepaid mobile phones, cashcards, and telecommunication related products and services.

	Quarter Ended December 31,
	2007	2006
	T€
Billing services revenues	2,180	2,185
Internet Revenues	1,464	1,607
Cable Television Revenues	1,116	1,231
Merchandise	1,073	1,735
Mobile Phone Services	1,025	37
Other Revenues	119	57
Total TKS Revenues	6,977	6,852

	As of December 31,
	2007	2006
	in thousand
Subscribers
TKS Subscribers (cable TV)	44	39

In the quarter ended December 31, 2007, TKS revenues increased by T€ 125 or 1.8 % to T€ 6,977 from T€ 6,852 for the quarter ended December 31, 2006. The increase is primarily related to higher revenues from the new product TKS-Mobile, partly offsetting this positive impact was a decrease in revenues from the sale of Merchandise and Internet Revenues.

Expenses

The following chart gives an overview of the Company’s expenses for the quarter ended December 31, 2007 compared to the quarter ended December 31, 2006. Total expenses for the quarter ended December 31, 2007 increased by T€ 47,137 or 20.1 % to T€ 281,786 from T€ 234,649 for the quarter ended December 31, 2006.

	Quarter Ended December 31,
	2007	2006
	T€
Cost of Services Rendered	148,637	130,538
Selling Expenses	91,387	82,409
General and Administrative Expenses	41,762	21,702
Total Expenses	281,786	234,649

Cost of Services Rendered

Cost of services rendered are costs related to the revenue generating business activities of the Company.

	Quarter Ended December 31,
	2007	2006
	T€
Cost of Materials and Services	79,202	65,344	(5)
Personnel Expenses	9,833	11,879	(5)
Depreciation and Amortization	38,977	33,527
Other Cost and Expenses	20,625	19,788
Total Cost of Service Rendered	148,637	130,538

In the quarter ended December 31, 2007, cost of services rendered increased by T€ 18,099 or 13.9 % to T€ 148,637 from
T€ 130,538 for to the quarter ended December 31, 2006.

Included in cost of services rendered for the quarter ended December 31, 2007, are one-time costs related to the restructuring of the technical department of T€ 1,234. These costs primarily relate to external service providers and should be eliminated as the restructuring process is finalized.

Cost of materials and services primarily include Service Level Agreements with DTAG (“SLA”) which are related to the lease of duct space, co-location facilities, fiber optic systems and energy. In addition to SLA payments, cost of materials and services include content expenses, maintenance of our network, conditional access license expenses, special services for Internet & Phone and other materials and services. In the quarter ended December 31, 2007, cost of materials and services increased by T€ 13,858 or 21.2 % to T€ 79,202 from T€ 65,344 for the quarter ended December 31, 2006.

Expenses for SLAs decreased by T€ 823 to T€ 40,814 for the quarter ended December 31, 2007 from T€ 41,637 in the quarter ended December 31, 2006. Due to the upgrade and roll out of our two way capable network in the state of Lower Saxony the Company entered into agreements to lease a fibre backbone covering the region. The Company was partly able to offset the increased cost of this backbone through unit price reductions related to other service level agreements.

In the quarter ended December 31, 2007 content costs, primarily for pay TV activities, increased by T€ 1,600 or 16.4 % to T€ 11,343 from T€ 9,743 in the quarter ended December 31, 2006. The increase is related to subscriber growth and the addition of certain channels.

Network expenses increased by T€ 1,629 to T€ 4,005 for the quarter ended December 31, 2007 from T€ 2,376 for the quarter ended December 31, 2006 primarily due to the continued upgrade of our networks. As long as the Company continues to upgrade the network and to add additional capacity, network costs will increase.

(5)             To be able to compare the results for the quarters ended December 31, 2007 and December 31, 2006 a reclassification in the amount of T€ 4,650 for the quarter ended December 31, 2006 was effected between Cost of Materials and Services and Personnel Expenses.

Costs for interconnect increased by T€ 2,000 to T€ 4,288 for the quarter ended December 31, 2007 from T€ 2,288 for the quarter ended December 31, 2006 related to the variable usage cost of phone subscribers. Interconnection costs will continue to rise with the number of phone subscribers.

Other cost of materials and services increased by T€ 10,269 to T€ 18,159 for the quarter ended December 31, 2007 from T€ 7,890 for the quarter ended December 31, 2006. The increase primarily results from an increase of the maintenance costs and cost of materials from upgraded networks and substantial growth in our Internet & Phone product offerings.

Personnel expenses include wages, salaries, social security and pension costs related to the technical staff as well as expenses for the restructuring of the technical departments. In the quarter ended December 31, 2007 personnel expenses include non-cash expenses related to the Management Equity Participation program in the amount of T€ 720 and expenses related to the restructuring in the amount of T€ 517(6). Personnel expenses adjusted by the restructuring expenses and the Management Equity Participation program decreased by T€ 3,283 or 27.6%, primarily due to a decrease in the number of employees as a result of the restructuring of the technical departments.

Depreciation and amortization expenses primarily include the network depreciation, capitalized leased transponders and the digital platform. In the quarter ended December 31, 2007, depreciation and amortization expenses increased by T€ 5,450 or 16.3 % to T€ 38,977 from T€ 33,527 for the quarter ended December 31, 2006 primarily due to substantial investments made to upgrade the network for two way capacity.

Other cost and expenses primarily include copyright fees, fees paid to the “Bayerische Medienanstalt”, IT, rent for technical infrastructure and other miscellaneous expenses. In the quarter ended December 31, 2007, other cost and expenses increased by T€ 837 or 4.2 % to T€ 20,625 from T€ 19,788 for the quarter ended December 31, 2006.

(6) Thereof  T€ 146 non cash expenses are adjusted in terms of EBITDA

Selling Expenses

Selling expenses are expenses incurred to support the sales effort of the Company’s products and services.

	Quarter Ended December 31,
	2007	2006
	T€
Cost of Materials and Services	6,513	8,225
Personnel Expenses	18,241	15,687
Depreciation and Amortization	29,495	23,836
Other Cost and Expenses	37,138	34,661
Total Selling Expenses	91,387	82,409

In the quarter ended December 31, 2007, selling expenses increased by T€ 8,978 or 10.9 % to T€ 91,387 from T€ 82,409 for the quarter ended December 31, 2006. This is primarily due to the items discussed below.

Cost of materials and services included in selling expenses are services related to the general distribution of our product packages. In the quarter ended December 31, 2007, cost of materials decreased by T€ 1,712. This decrease is primarily related to reduced use of external call centers for back office services and more focus on sales activities.

Personnel expenses include wages, salaries, social security costs and, pension costs related to the sales, marketing and call center personnel as well as non-cash expenses related to the Management Equity Participation program. In the quarter ended December 31, 2007 personnel expenses include T€ 984 related to the Management Equity Participation program. Personnel expenses adjusted by the Management Equity Participation program increased by T€ 1,587 to T€ 17,257 in the quarter ended December 31, 2007 from T€ 15,670 in the quarter ended December 31, 2006. The increase primarily resulted from an increase in the number of call center employees and from a salary increase.

Depreciation and amortization expenses primarily include the amortization of the customer list capitalized sales commissions paid to the Company’s sales agents and call center representatives, and CPE. The amortization period for the capitalized subscriber acquisition costs depends on the product offered and is 8.5 years for our access products corresponding to the expected life average of the contracts and 12 or 24 months for our pay TV and Internet & Phone products corresponding to the fixed contract duration. In the quarter ended December 31, 2007, expenses related to depreciation and amortization increased by T€ 5,659 or 23.7 % due to higher amortization of capitalized subscriber acquisition costs and CPE.

Other cost and expenses within selling expenses primarily include costs for advertising, marketing and sales support, bad debt expenses, sales commissions and other miscellaneous expenses. In the quarter ended December 31, 2007, these costs increased by T€ 2,477 or  7.1 % due to increased sales expenses for the promotion of our products.

General and Administrative Expenses

	Quarter Ended December 31,
	2007	2006
	T€
Personnel Expenses	27,312	9,449
Depreciation and Amortization	6,081	4,388
Other Cost and Expenses	8,369	7,865
Total General and Administrative Expenses	41,762	21,702

General and administrative expenses are related to headquarter functions such as senior management, legal, regulatory, finance, human resources, purchasing, IT and investor relations. These are expenses that are not directly allocated to cost of services rendered or selling expenses. General and administrative expenses include personnel, consultants, IT, rent and depreciation and amortization of software.

In the quarter ended December 31, 2007, general and administrative expenses increased by T€ 20,060 or 92.4 % to T€ 41,762 from T€ 21,702 for the quarter ended December 31, 2006. This is primarily due to the items discussed below.

Personnel expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the quarter ended December 31, 2007 personnel expenses include non-cash expenses related to the Management Equity Participation program in the amount of T€ 16,198 compared to T€ 348 in the quarter ended December 31, 2006. In the quarter ended December 31, 2007 restructuring expenses in the amount of T€ 174 are included. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased by T€ 1,839 to T€ 10,940 in the quarter ended December 31, 2007 from T€ 9,101 in the quarter ended December 31, 2006. This increase is primarily resulting from an increase in the number of employees and from a trade union tariff increase.

Depreciation and amortization expenses primarily include the depreciation and amortization of IT and standard software licenses. In the quarter ended December 31, 2007, these expenses increased by T€ 1,693 or 38.6 % primarily due to the amortization related to the Company’s customer care and billing system, a new SAP system and other IT-applications.

Other cost and expenses within general and administrative expenses primarily include costs for IT, external consultants and other miscellaneous expenses. In the quarter ended December 31, 2007, other cost and expenses increased by T€ 504 to T€ 8,369 from T€ 7,865 for the quarter ended December 31, 2006.

Profit from Ordinary Activities

Profit from ordinary activities for the quarter ended December 31, 2007 decreased by T€ 19,580 or 46.4 % to T€ 22,651 from T€ 42,231 for the quarter ended December 31, 2006.

The decrease is primarily related to the issues discussed in the above sections.

Interest Income

Interest income is derived from our interest hedge activity and bank deposits. In the quarter ended December 31, 2007 interest income increased by T€ 1,540 to T€ 2,378 from T€ 838 in the quarter ended December 31, 2006. The increase primarily results from our hedge activity.

Interest Expenses

Interest expenses include interest accrued on bank loans, the Company’s 2014 Senior Notes, amortization of financing fees, interest on finance leases and other interest. Interest expenses increased by T€ 10,050 or 28.1 % to T€ 45,765 for the quarter ended December 31, 2007, from T€ 35,715 for the quarter ended December 31, 2006. This increase is primarily related to increased expenses from the Senior Credit Facility in the amount of T€ 5,011 and a retroactive reassessment of the Company’s hedge relationship in the quarter ended December 31, 2006 resulting in income through a one-time adjustment of T€ 3,683, in total T€ 4,241.

	Quarter Ended December 31,
	2007	2006
	T€
Senior Notes	19,616	19,616
Senior Credit Facility	22,261	17,250
Amortization of Capitalized Finance Fees	2,100	1,889
Finance Lease	697	714
Interest Hedge	383	-4,241
Pensions	349	296
Asset Retirement Obligations	258	222
Other	101	-31
Total Interest Expenses	45,765	35,715

Outstanding interest bearing indebtedness as of December 31, 2007 increased by T€ 100,000 or 5.1 % to T€ 2,060,553 from T€ 1,960,553 as of December 31, 2006 due to a higher capital need for the network acquisition, investments and upgrade of our network.

Accretion or Depreciation on Investments and other Securities

In the quarter ended December 31, 2007 expenses in the amount of T€ 1,375 were recorded, whereas in the quarter ended December 31, 2006 no accretion or depreciation was recorded. 2007 expenses mainly result from a devaluation of the Company’s current investments which were sold in October 2007.

Income from Associates

For the quarter ended December 31, 2007 income increased by T€ 104 to T€ 179 from T€ 75 in the quarter ended December 31, 2006.

Profit / Loss before Taxes

In the quarter ended December 31, 2007 a loss before taxes of T€ 21,932 was recorded, whereas in the quarter ended December 31, 2006 a profit of T€ 7,429 was recorded.

The loss is primarily related to the issues discussed in the above sections.

Taxes on Income

Tax expenses for the quarter ended December 31, 2007 amounted to T€ 4,876 compared to T€ 6,221 in the quarter ended December 31, 2006. For the quarter ended December 31, 2007 taxes are comprised of deferred tax expense in the amount of T€ 5,484 and current income tax income of T€ 609.

Net Profit / Net Loss

For the quarter ended December 31, 2007 a net loss of T€ 26,808 was recorded whereas in the quarter ended December 31, 2006 a net profit of T€ 1,208 was recorded.

The net loss is related to the issues discussed in the above sections.

Adjusted EBITDA

Earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to our Management Equity Participation Program and non-cash restructuring expenses (“Adjusted EBITDA”) increased by T€ 11,079 or 10.6 % to T€ 115,426 in the quarter ended December 31, 2007 from T€ 104,347 for the quarter ended December 31, 2006. The increase primarily relates to the rate increase implemented in relation to the roll-out of the digital access product and the growth in subscription revenues from pay TV and Internet & Phone offerings. In regard to cost and expenses, approximately T€ 1,234 of total cost and expenses are related to the restructuring of the technical department and are one-time in nature. Adjusted EBITDA is not a recognized accounting term and should not be used as a measure of liquidity. However, Adjusted EBITDA is a common term used to compare the operating activities of cable television companies.

	Quarter Ended December 31,
	2007	2006
	T€
Profit/Loss from Ordinary Activities	22,651	42,231
Depreciation and Amortization	74,553	61,751
MEP related non-cash Expenses	17,902	365
Restructuring Expenses	320	0
Adjusted EBITDA	115,426	104,347

Segment Reporting

The following table reflects the allocation of adjusted EBITDA to Cable Access, TV/Radio, Internet & Phone, TKS and Reconciliation(7) for the quarter ended December 31, 2007:

	Cable		Internet &
	Access	TV/Radio	Phone	TKS	Reconciliation	Total
	T€	T€	T€	T€	T€	T€
Profit (Loss) from Ordinary Activities	64,826	6,064	-7,077	482	-41,644	22,651
Depreciation and Amortization	52,093	5,356	10,270	462	6,372	74,553
MEP related non-cash Income/Expenses	1,315	70	228	41	16,248	17,902
Restructuring Expenses	146	0	0	0	174	320
Adjusted EBITDA	118,380	11,490	3,421	985	-18,850	115,426

(7)             Reconciliation primarily includes corporate and administrative functions of the Company such as senior management, legal and regulatory, finance, controlling, human resources, internal audit, corporate communication, investor relations, purchasing, IT and corporate finance.

Compared Operating Results for the nine months ended December 31, 2007 and December 31, 2006

To be able to compare the results for the nine months ended December 31, 2007 and December 31, 2006 certain numbers for the nine months ended December 31, 2006 have been reclassified.

Revenues

The following chart gives an overview of the Company’s revenues for the nine months ended December 31, 2007 compared to the nine months ended December 31, 2006. Total revenues for the nine months ended December 31, 2007 increased by T€ 71,865 or 8.8% to T€ 885,071 from T€ 813,206 for the nine months ended December 31, 2006.

	Nine Months Ended December 31,
	2007	2006
	T€
Cable Access	650,208	634,756
TV/Radio	132,047	121,139
Internet & Phone	81,742	37,370
TKS	21,074	19,941
Total Revenues	885,071	813,206

Cable Access

	Nine Months Ended December 31,
	2007	2006
	T€
Cable Access Subscription Fees	641,008	627,375
Installation Fees	4,632	4,745
Other Revenues	4,568	2,636
Total Cable Access Revenues	650,208	634,756

	€
ARPU
Cable Access	7.75	7.35

	As of December 31,
	2007	2006
	in thousand
RGU
Cable Access	9,069	9,491

For the nine months ended December 31, 2007 cable access subscription fees increased by 2.2 % which primarily results from a price increase implemented in March 2007. It will take until March 2008 for the full impact of the price initiative to be recognized in revenue. For new single family customers connecting to our network we offer a digital access product with a free set-top box. We will continue to increase the digital penetration in our cable households served.

TV /Radio

	Nine Months Ended December 31,
	2007	2006
	T€
Pay TV Subscription Fees	52,506	38,839
Analog/Digital Carriage Fees	73,218	76,313
Playout Facility Fees	803	1,768
Other Digital Revenues	5,520	4,219
Total TV/Radio revenues	132,047	121,139

	€
ARPU
Pay TV	7.86	7.52
Kabel Digital+	2.29	n/a
Total blended TV/Radio	7.68	7.52

	As of December 31,
	2007	2006
	in thousand
RGU
Pay TV	763	660
Kabel Digital+	52	n/a
Total TV/Radio RGUs	815	660

Pay TV subscription fees increased by 35.2 % to T€ 52,506 for the nine months ended December 31, 2007 from T€ 38,839 for the nine months ended December 31, 2006 primarily resulting from a rapidly growing subscriber base. In addition, certain pricing measures positively influenced subscription revenues. We will continue to strengthen our pay TV products to achieve further growth in the pay TV segment.

Carriage fees decreased by T€ 3,095 due to changes in the business model of our unaffiliated pay TV operator and its loss of subscribers and reduction of ARPU. The future development of carriage fees will depend on the number of subscribers connected to our network as well as the subscriber base of a pay TV operator utilizing our network. The Company pays a portion (approximately 38%) of certain revenues derived from digital carriage fees to the unaffiliated regional operators based on the number of subscribers served. KDG recorded T€ 4,867 and T€ 5,762 pass through revenues as cost of services rendered in the nine months ended December 31, 2007 and December 31, 2006, respectively.

Playout facility fees decreased by 54.6 % or T€ 965 from T€ 1,768 for the nine months ended 31 December, 2006 to T€ 803 for the nine months ended 31 December, 2007. The Company believes that revenues related to this activity will continue to come under pressure and will be completely eliminated in the near future as the unaffiliated regional cable TV operators have already begun to develop their own digital playout facility capacity.

The average pay TV ARPU increased by 4.5 % in comparison to the nine months ended December 31, 2006. This is primarily based on a price increase of certain pay TV products in September 2006.

Internet & Phone

	Nine Months Ended December 31,
	2007	2006
	T€
Subscription Fees (recurring)	78,257	36,488
Installation Fees and other non-recurring revenues	3,485	882
Total Internet & Phone Revenues	81,742	37,370

€
ARPU
Kabel Internet & Kabel Phone blended	19.63	21.95

	As of December 31,
	2007	2006
	in thousand
RGU
Kabel Internet	320	146
Kabel Phone	285	121
Total Internet & Phone RGUs	605	267

Revenues for Internet & Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees and the sale of CPE.

In the nine months ended December 31, 2007, subscription fees increased by T€ 41,769 to T€ 78,257 from T€ 36,488 for the nine months ended December 31, 2006. This increase was primarily due to the rapid increase of RGUs for the Internet & Phone products.

In the nine months ended December 31, 2007, installation fees and non-recurring revenues increased by T€ 2,603 to T€ 3,485 from T€ 882 for the nine months ended December 31, 2006. This increase is related to a general installation fee which was introduced in April 2007 charged by the company for all Internet & Phone products.

In the nine months ended December 31, 2007, Internet & Phone ARPU decreased by 10.6 % to € 19.63 from € 21.95 for the nine months ended December 31, 2006 which was driven by the increasing percentage of subscribers taking bundled products which are generally offered at a discount price compared to prices for stand-alone products. Another reason is the decrease in prices in order to be more competitive in the fast growing Internet & Phone market and sales promotions.

Going forward, the Company expects Internet & Phone ARPU to decrease gradually over time due to increasing use of promotions to attract new subscribers; the continuing trend of subscribers preferring bundled products; the increasing trend for flat rate telephony products and further declining trends in prices in this highly competitive market.

TKS - Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

	Nine Months Ended December 31,
	2007	2006
	T€
Billing services revenues	5,854	6,154
Internet Revenues	4,516	4,075
Mobile Phone Services	3,701	37
Cable Television Revenues	3,478	3,742
Merchandise	3,045	5,187
Other Revenues	480	746
Total TKS Revenues	21,074	19,941

	As of December 31,
	2007	2006
	in thousand
Subscribers
TKS Subscribers (cable TV)	44	39

In the nine months ended December 31, 2007, TKS revenues increased by T€ 1,133 or 5.7 % to T€ 21,074 from T€ 19,941 for the nine months ended December 31, 2006. The increase is primarily related to higher revenues from the new product TKS-Mobile and Internet services; partly offsetting this positive impact was a decrease in revenues from the sale of Merchandise and Billing services.

Expenses

The following chart gives an overview of the Company’s expenses for the nine months ended December 31, 2007 compared to the nine months ended December 31, 2006. Total expenses for the nine months ended December 31, 2007 increased by T€ 81,348 or 11.4 % to T€ 794,817 from T€ 713,469 for the nine months ended December 31, 2006.

	Nine Months Ended December 31,
	2007	2006
	T€
Cost of Services Rendered	442,684	410,767
Selling Expenses	251,030	226,831
General and Administrative Expenses	101,103	75,871
Total Expenses	794,817	713,469

Cost of Services Rendered

Cost of services rendered are costs related to the revenue generating business activities of the Company.

	Nine Months Ended December 31,
	2007	2006
	T€
Cost of Materials and Services	238,459	213,618	(8)
Personnel Expenses	35,683	39,633	(8)
Depreciation and Amortization	111,749	96,736
Other Cost and Expenses	56,793	60,780
Total Cost of Services Rendered	442,684	410,767

In the nine months ended December 31, 2007, cost of services rendered increased by T€ 31,917 or 7.8 % to T€ 442,684 from T€ 410,767 for the nine months ended December 31, 2006. This is primarily due to the items discussed below.

Included in cost of services rendered for the nine months ended December 31, 2007, are one-time costs related to the restructuring of the technical department of T€ 5,109. These costs primarily relate to external service providers and should be eliminated as the restructuring process is finalized.

Cost of materials and services primarily include Service Level Agreements with DTAG (“SLA”) which are related to the lease of duct space, co-location facilities, fiber optic systems and energy. In addition to SLA payments cost of materials and services include content expenses, maintenance of our network, conditional access license expenses, special services for Internet & Phone and other materials and services. In the nine months ended December 31, 2007, cost of materials and services increased by T€ 24,841 or 11.6 % to T€ 238,459 from T€ 213,618 for the nine months ended December 31, 2006.

Expenses for SLAs increased by T€ 1,013 to T€ 127,956 for the nine months ended December 31, 2007 from T€ 126,943 for the nine months ended December 31, 2006. Due to the upgrade and roll out of our two way capable network in the state of Lower Saxony the Company entered into agreements to lease a fibre backbone covering the region. The Company was partly able to offset the increased cost of this backbone through unit price reductions related to other service level agreements.

In the nine months ended December 31, 2007 content costs, primarily for pay TV activities, increased by T€ 7,990 or 31.3%
to T€ 33,523 for the nine months ended December 31, 2007 from T€ 25,533 in the nine months ended December 31, 2006. The increase is related to subscriber growth and the addition of certain channels.

Network expenses increased by T€ 4,791 to T€ 10,509 for the nine months ended December 31, 2007 from T€ 5,718 for the nine months ended December 31, 2006 primarily due to the continued upgrade of our networks. As long as the Company continues to upgrade the network and to add additional capacity, network costs will increase.

(8)             To be able to compare the results for the quarters ended December 31, 2007 and December 31, 2006 a reclassification in the amount of T€ 10,838 for the quarter ended December 31, 2006 was effected between Cost of Materials and Services and Personnel Expenses.

Costs for interconnect increased by T€ 5,023 to T€ 10,438 for the nine months ended December 31, 2007 from T€ 5,415 for the nine months ended December 31, 2006 related to the variable usage cost of phone subscribers. Interconnection costs will continue to rise with the number of phone subscribers.

Expenses for CPE and installation decreased by T€ 4,163 to T€ 402 for the nine months ended December 31, 2007 from T€ 4,565 for the nine months ended December 31, 2006 primarily related to a change in the product offering which resulted in the capitalization of CPE. In November 2006 the Company changed the standard customer contract for Internet & Phone so that the CPE remains in possession of the Company. Therefore, the CPE and associated installation costs are capitalized.

Other cost of materials and services increased by T€ 11,306 to T€ 54,134 for the nine months ended December 31, 2007 from T€ 42,828 for the nine month ended December 31, 2006. The increase primarily results from an increase of the maintenance costs and cost of material due to the upgrade of our networks and substantial growth in our Internet & Phone product offerings.

Personnel expenses include wages, salaries, social security and pension costs related to the technical staff as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the nine months ended December 31, 2007, personnel expenses include expenses related to the Management Equity Participation program in the amount of T€ 720, compared to minor amounts in the nine months ended December 31, 2006. Restructuring expenses of T€ 2,274,(9) compared to T€ 1,167 for the nine months ended December 31, 2006 were also included. Personnel expenses adjusted by the restructuring expenses and the Management Equity Participation program decreased by T€ 5,774 or 15.0%, primarily due to the decrease in the number of employees as a result of the restructuring of the technical departments which is partially offset by a trade union tariff increase.

Depreciation and amortization expenses primarily include the network depreciation, capitalized leased transponders and the digital platform. In the nine months ended December 31, 2007, depreciation and amortization expenses increased by T€ 15,013 or 15.5 % to T€ 111,749 from T€ 96,736 for the nine months ended December 31, 2006 primarily due to substantial investment made to upgrade the network for two way capability.

Other cost and expenses primarily include copyright fees, fees paid to the “Bayerische Medienanstalt”, IT, rent for technical infrastructure and other miscellaneous expenses. In the nine months ended December 31, 2007, other cost and expenses decreased by T€ 3,987 or 6.6 % to T€ 56,793 from T€ 60,780 for the nine months ended December 31, 2006. The decrease primarily results from decreased consulting expenses as the consulting process for restructuring measures was completed.

(9) Thereof T€ 1,089 non cash expenses are adjusted in terms of EBITDA

Selling Expenses

Selling expenses are incurred to support the sales effort of the Company’s products and services.

	Nine Months Ended December 31,
	2007	2006
	T€
Cost of Materials and Services	18,132	19,310
Personnel Expenses	52,255	48,261
Depreciation and Amortization	83,248	70,759
Other Cost and Expenses	97,395	88,501
Total Selling Expenses	251,030	226,831

In the nine months ended December 31, 2007, selling expenses increased by T€ 24,199 or 10.7 % to T€ 251,030 from T€ 226,831 for the nine months ended December 31, 2006. This is primarily due to the items discussed below.

Cost of materials and services included in selling expenses are services related to the general distribution of our product packages. In the nine months ended December 31, 2007, cost of materials decreased by T€ 1,178 or 6.1 % to T€ 18,132 from T€ 19,310 for the nine months ended December 31, 2006. This decrease is primarily related to external call centers, where there has been a shift in the composition of the type of work being performed.

Personnel expenses include wages, salaries, social security costs, pension costs related to the sales, marketing and call center personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for the restructuring of the marketing and sales departments. In the nine months ended December 31, 2007 personnel expenses include expenses related to the Management Equity Participation program in the amount of T€ 1,332 compared to T€ 2,265 income in the nine months ended December 31, 2006. Restructuring expenses in the amount of T€ 5 for the nine months ended December 31, 2007 compared to T€ 987 for the nine months ended December 31, 2006 were also included. Personnel expenses adjusted by the Management Equity Participation program and the restructuring expenses increased by T€ 1,379 to T€ 50,918 in the nine months ended December 31, 2007, from T€ 49,539 in the nine months ended December 31, 2006. The increase primarily results from an increase in the number of call center employees and from a trade union tariff increase.

Depreciation and amortization expenses primarily include the amortization of customer list  and the capitalized sales commissions paid to the Company’s sales agents and call center representatives, and CPE. The amortization period for capitalized subscriber acquisition costs depends on the product offered. In the nine months ended December 31, 2007, expenses related to depreciation and amortization increased by T€ 12,489 or 17.7 % to T€ 83,248 from T€ 70,759 for the nine months ended December 31, 2006 due to higher amortization of capitalized subscriber acquisition costs and capitalization of CPE.

Other cost and expenses within selling expenses primarily include costs for advertising, marketing and sales support, bad debt expenses, sales commissions and other miscellaneous expenses. In the nine months ended December 31, 2007, other selling cost and expenses increased by T€ 8,894 or 10.0 % from T€ 88,501 in the nine months ended December 31, 2006.

General and Administrative Expenses

	Nine Months Ended December 31,
	2007	2006
	T€
Personnel Expenses	50,816	28,181
Depreciation and Amortization	17,461	12,438
Other Cost and Expenses	32,826	35,252
Total General and Administrative Expenses	101,103	75,871

General and administrative expenses are related to headquarter functions such as senior management, legal, regulatory, finance, human resources, purchasing, IT and investor relations. These are expenses that are not directly allocated to cost of services rendered or selling expenses. General and administrative expenses include personnel, consultants, IT, public and investor relations, rent and depreciation and amortization of software.

In the nine months ended December 31, 2007, general and administrative expenses increased by T€ 25,232 or 33.3 % to T€ 101,103 from T€ 75,871 for the nine months ended December 31, 2006. This is primarily due to the items discussed below.

Personnel expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel as well as non-cash expenses related to the Management Equity Participation program and to the restructuring. In the nine months ended December 31, 2007 personnel expenses include non-cash expenses related to the Management Equity Participation program in the amount of T€ 19,029 compared to T€ 1,120 in the nine months ended December 31, 2006. Restructuring expenses in the amount of T€ 199 for the nine months ended December 31, 2007 compared to T€ 998 for the nine months ended December 31, 2006 are included. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased by T€ 5,525 to T€ 31,588 in the nine months ended December 31, 2007 from T€ 26,063 in the nine months ended December 31, 2006. This increase primarily results from an increase in the number of employees and from a trade union tariff increase.

Depreciation and amortization expenses primarily include the depreciation and amortization of IT and standard software licenses. In the nine months ended December 31, 2007, these expenses increased by T€ 5,023 or 40.4 % to T€ 17,461 from T€ 12,438 for the nine months ended December 31, 2006 primarily due to the amortization related to the Company’s customer care and billing system, a new SAP system and other IT-applications.

Other cost and expenses within general and administrative expenses primarily include costs for IT, external consultants and other miscellaneous expenses. In the nine months ended December 31, 2007, other cost and expenses decreased by T€ 2,426 or 6.9 % to T€ 32,826 from T€ 35,252 for the nine months ended December 31, 2006. This decrease primarily results from a decrease in IT expenses and expenses for consulting.

Profit from Ordinary Activities

Profit from ordinary activities for the nine months ended December 31, 2007 decreased by T€ 9,113 or 8.4 % to T€ 98,915 from T€ 108,028 for the nine months ended December 31, 2006.

The decrease is primarily related to the issues discussed in the above sections.

Interest Income

Interest income is primarily derived from our interest hedge activity and bank deposits. In the nine months ended December 31, 2007 interest income increased by T€ 2,248 or 105.4 % to T€ 4,381 from T€ 2,133 in the nine months ended December 31, 2006. The increase primarily results from our hedge activity.

Interest Expenses

Interest expenses include interest accrued on bank loans, the Company’s 2014 Senior Notes, amortization of financing fees, interest on finance leases and other interest. Interest Expenses increased by T€ 11,791 or 10.2 % to T€ 127,240 for the nine months ended December 31, 2007 from T€ 115,449 for the nine months ended December 31, 2006. This increase is primarily related to increased expenses from the Senior Credit Facility in the amount of T€ 8,672 and a retroactive reassessment of the Company’s hedge relationship in the nine months ended December 31, 2006 resulting in income through an adjustment of T€ 6,393.

	Nine Months Ended December 31,
	2007	2006
	T€
Senior Notes	58,848	58,848
Senior Credit Facility	59,535	50,863
Amortization of Capitalized Finance Fees	6,136	7,906
Finance Lease	2,187	1,931
Pensions	1,046	889
Asset Retirement Obligations	742	666
Interest Hedge	-1,816	-7,558
Other	560	1,904
Total Interest Expenses	127,239	115,449

Outstanding interest bearing indebtedness as of December 31, 2007 increased by T€ 100,000 or 5.1 % to T€ 2,060,553 from T€ 1,960,553 as of December 31, 2006 due to a higher capital need for the network acquisition, investments and upgrade of our network.

Accretion or Depreciation on Investments and other Securities

In the nine months ended December 31, 2007 expenses in the amount of T€ 3,712 were recorded whereas in the nine months ended December 31, 2006 income in the amount of T€ 265 was recorded. 2007 expenses mainly result from a devaluation of the Company’s  current investments which were sold in October 2007.

Income from Associates

For the nine months ended December 31, 2007 income decreased by T€ 47 or 5.9 % to T€ 744 from T€ 791 in the nine months ended December 31, 2006.

Loss before Taxes

Loss before taxes for the nine months ended December 31, 2007 increased by T€ 22,680 to T€ 26,912 from T€ 4,232 in nine months ended December 31, 2006.

The loss is primarily related to the issues discussed in the above sections.

Taxes on Income

For the nine months ended December 31, 2007 tax expenses amounted to T€ 1,011 compared to T€ 17,483 in the nine months ended December 31, 2006. This strong decrease is related to the first-time application of the corporate tax reform of 2008, particularly the change of the effective tax rate from 39.19 % to 29.79%. Taxes for the nine months ended December 31, 2007 are comprised of deferred tax income in the amount of T€ 578 and current income tax expenses in the amount of T€ 1,589.

Net Loss

For the nine months ended December 31, 2007 a net loss of T€ 27,923 was recorded compared to T€ 21,715 for the nine months ended December 31, 2006.

The net loss is related to the issues discussed in the above sections.

Adjusted EBITDA

Earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to our Management Equity Participation Program and non-cash restructuring expenses (“Adjusted EBITDA”) increased by T€ 43,766 or 15.1 % to T€ 333,747 in the nine months ended December 31, 2007 from T€ 289,971 for the nine months ended December 31, 2006. The increase primarily relates to the rate increase implemented in relation to the roll-out of the digital access product to the Company’s customer base and the growth in subscription revenues from pay TV, Internet & Phone. In regard to cost and expenses, approximately T€ 5,109 of total cost and expenses are related to the restructuring of the technical department and are one-time in nature. Adjusted EBITDA is not a recognized accounting term and should not be used as a measure of liquidity. However, Adjusted EBITDA is a common term used to compare the operating activities of cable television companies.

	Nine Months Ended December 31,
	2007	2006
	T€
Profit/Loss from Ordinary Activities	98,915	108,028
Depreciation and Amortization	212,458	179,933
MEP related non-cash Expenses	21,081	-1,142
Restructuring Expenses	1,293	3,152
Adjusted EBITDA	333,747	289,971

Segment Reporting

The following table reflects the allocation of adjusted EBITDA to Cable Access, TV/Radio, Internet & Phone, TKS and Reconciliation for the nine months ended December 31, 2007:

	Cable		Internet &
	Access	TV/Radio	Phone	TKS	Reconciliation	Total
	T€	T€	T€	T€	T€	T€
Profit (Loss) from Ordinary Activities	201,926	18,658	-24,485	3,036	-100,220	98,915
Depreciation and Amortization	154,332	14,017	24,552	1,225	18,332	212,458
MEP related non-cash Income/Expenses	1,540	101	320	41	19,079	21,081
Restructuring Expenses	1,141	0	0	0	152	1,293
Adjusted EBITDA	358,939	32,776	387	4,302	-62,657	333,747

Cash Flow for the Nine Months Ended December 31, 2007 Compared to the Nine Months Ended December 31, 2006

As of December 31, 2007 our cash balance amounted to T€ 83,012 and we had T€ 167,000 available under our revolving credit line.

On July 19, 2007 the existing revolver under Tranche B of the Senior Credit Facility was increased by T€ 125,000 to T€ 325,000 from T€ 200,000.

To sell pay TV and Internet & Phone services, we will need to devote considerable resources to our development, distribution and marketing efforts. As a result, our principal uses of cash will be to fund the development, marketing and distribution of new products and for capital expenditures related to the upgrading of our network to bi-directional capability, as well as to fund working capital and our interest bearing debt service.

The following table shows a condensed version of our cash flow for the period ended December 31, 2007 and 2006:

	Nine Months ended December 31,
	2007	2006
	T€
Cash Flow from Operating Activities	187,466	162,390
Net Cash used in Investing Activities	-208,114	-179,602
Net Cash from/used in Financing Activities	49,552	-157,135

Change in Cash and Cash Equivalents	28,904	-174,347
Cash and Cash Equivalents at the beginnig of the period	54,108	225,092
Accretion/Depreciation on Investments and Other Securities	0	265
Cash and Cash Equivalents at the end of the period	83,012	51,010

Cash flow from Operating Activities

Our cash flow provided from operating activities in the nine months ended December 31, 2007 increased by T€ 25,076 or 15.4 % to T€ 187,466 from T€ 162,390 for the nine months ended December 31, 2006.

Net Cash used in Investing Activities

Net cash used in investing activities increased by T€ 28,512 or 15.9 % to T€ -208,114 for the nine months ended December 31, 2007 from T€ -179,602 for the nine months ended December 31, 2006.

Net Cash from /used in Financing Activities

Net cash from financing activities amounts to T€ 49,552 in the nine months ended December 31, 2007. Included in the cash flow from financing activities are proceeds of T€ 331,000 from Facility B and repayments of T€ 176,000. T€ 100,098 was used to pay interest and transaction costs.

Net cash used in financing activities amounted to T€ -157,135 in the nine months ended December 31, 2006. Included was the repayment of T€ 75,848 of our senior credit facilities in relation to the refinancing in May 2006. This new senior credit facility is comprised of two facilities, a T€ 1,150,000 term loan facility (Tranche A) and a T€ 200,000 revolving credit facility (Tranche B) which has been increased to T€ 325,000 in July 2007. Tranches A and B mature on September 30, 2012.

Capital Expenditures

In the nine months ended December 31, 2007, the Company invested approximately T€ 215,570 in capital expenditures. Of this amount approximately T€ 107,729 was primarily invested in the upgrade of the network for Internet & Phone services. Capital expenditures related to IT systems, licenses, software and intangible assets amounted to T€ 38,610 for the nine months ended December 31, 2007. Also included are T€ 20,174 for network acquisitions.

The Risk Management-System for KDG

During the course of the previous business year, an organization-wide risk management system was introduced at Kabel Deutschland.

The implementation of the risk management organization including the publication of the risk management manual and the assignment of functions to management was carried out in 2006.

The risk management system is an integral component of all processes within our organization. It is designed to ensure that unplanned developments can be identified early and actively controlled by management.

History has shown that KDG’s risk environment can change quickly and unexpectedly as a result of various situations and influences. It is therefore necessary to be able to react quickly so that no situation can cause substantial damage to the existence or have long-term impact on the assets, the financial position and earnings.

The decisions made on the identification and the taking of risks are generally made in the operating units. The management of KDG are therefore also risk managers. This means that the competencies for the responsibility and the control of risks lie with them. The system is supported by the central risk management unit which carries out risk controlling. The separation of functions is thus ensured.

Risk controlling has process responsibility and produces the quarterly reports for the Management Board which enable detailed transparency of the risk situation. In particular cases and in the event of determined limits in the early warning system being exceeded, immediate reporting is put in place alongside the regular standard reports. Furthermore, risk controlling is responsible for the continuous development of the risk management system and for setting organization-wide standards. Risks which overlap departments are also monitored here.

Risks Associated with our Business

The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also affect our material business adversely, financial situation or results of operations.

•	We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.

•

We may not be able to renew our existing contracts with Level 4 operators and housing associations upon their expiration on commercially attractive terms, if at all, or attract new subscribers by entering into new contracts with Level 4 operators and housing associations.

•	Level 4 operators and large housing associations may seek to reduce their signal delivery costs through clustering, which could adversely affect our profitability.

•	We rely on DTAG and certain of its affiliates for a significant part of our network.

•	U.S. military redeployment may adversely impact our TKS business.

•	Failure to control customer churn may adversely affect our business.

•	We do not have guaranteed access to programs and are dependent on agreements with certain program providers, which may adversely affect our profitability.

•	Our business is subject to rapid changes in technology and if we fail to respond to technological developments, our business may be adversely affected.

•	If we fail to introduce new or enhanced products and services successfully, our revenues and margins could be lower than expected.

•	Failure to maintain and upgrade our cable television network or make other network improvements could have a material adverse effect on our operations and impair our financial situation.

•	The occurrence of events beyond our control could result in damage to our cable television network and digital playout facility.

•	The functionality of our encryption system could be compromised by illegal piracy, leading to a material adverse effect on our business.

•	The installation of a new information technology system and changes to our financial accounting systems and personnel may result in higher costs than expected.

•	Our subscriber data may not be representative of our actual results and data.

•	Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities.

•	Uncertainties as to copyright laws may adversely affect our ability to conduct our business.

•	The interests of our principal shareholders may be inconsistent with the interests of the holders of Senior Notes and of each other.

•

We may pursue acquisitions that, if consummated, could decrease the availability of cash to repay our indebtedness and may adversely affect our business if we cannot effectively integrate these new operations.

Risks Relating to Regulatory and Legislative Matters

•	We are subject to significant government regulation, which may increase our costs and otherwise adversely affect our business, and further changes could also adversely affect our business.

•

The Federal Network Agency (“FNA” — “Bundesnetzagentur”) has declared within a regulatory ordinance as of April 2007 that we have significant market power (“SMP”) in our regional, network based cable television market in which we operate. In its decision the FNA has imposed certain remedies for the feed-in market for broadcasters (“Einspeisemarkt”) and the signal delivery market to Level 4 operators (“Signallieferungsmarkt”).

•

Due to regulation we do not have complete control over the prices that we charge to broadcasters or through wholesale offers to Level 4 operators, and this may adversely affect our future cash flows and profitability. This may also affect our pricing flexibility for housing associations and subscribers.

•	We are required to carry certain programs on our network, which may adversely affect our competitive position and results of operations (must carry).

•	Analog television and radio distribution may be phased out, which may adversely affect our competitive position and could result in increased costs or a loss of revenue.

•

Changes in German tax law may mean that we will not be able to fully deduct interest on our debt instruments. In any such event, we may choose to release guarantees in favor of the Senior Notes, which would require us to fund the repurchase of the Senior Notes outstanding at such time.

Risks Relating to our Indebtedness and our Structure

Our high leverage and debt service obligations could materially adversely affect our business, financial condition or results of operations.

For the nine months ended December 31, 2007, the Company incurred a net loss of T€ 27,923. The accumulated deficit could result in the Company being treated as over-indebted if the book equity was to be negative. Management retained a third party independent auditor to perform an evaluation of the net assets of KDVS under German valuation standards in 2004. The results indicate that the net assets held by the Company are substantially undervalued based on the appraisal. The Company has consummated a corporate reorganization which allowed it to recognize the unrealized value in the German GAAP standalone commercial balance sheets of KDVS and KDG GmbH. The Company foresees no issues with meeting all of its financial obligations on a timely basis or with over-indebtedness.

We are highly leveraged and have significant debt service obligations. As of December 31, 2007 we had T€ 2,060,553 of indebtedness (before netting with transaction cost and exchange rate effects; excluding a further T€ 167,000 of borrowing capacity available under our revolving credit facility of which T€ 155,000 were drawn by KDG at the balance sheet date), of which T€ 1,150,000 was term indebtedness under the Senior Credit Facility Term A, T€ 155,000 was term indebtedness under the Senior Credit Facility Term B and T€ 755,553 was indebtedness under the Senior Notes. We anticipate that our high leverage will continue for the foreseeable future.

Our high leverage could have important consequences, including, but not limited to:

•	increasing our vulnerability to a downturn in our business or economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future operations, capital expenditures, business opportunities and other corporate requirements;

•

requiring the dedication of a substantial portion of our cash flows from operations to the payment of a principal of, and interest on, our indebtedness, which means that these cash flows will not be available to fund our operations, capital expenditures or other corporate purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industries in which we operate.

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations.

We may incur substantial additional indebtedness in the future. The terms of the Senior Credit Facilities and the indenture governing the Senior Notes restrict us from incurring additional indebtedness, but do not prohibit us from doing so. In addition, the terms of the Senior Credit Facilities and the indenture governing the Senior Notes do not restrict our parent companies from incurring future indebtedness for any purpose, including the funding of further distributions to our ultimate shareholders. The incurrence of additional indebtedness would increase the leverage-related risks described in this report.

We require a significant amount of cash to service our debt, and our ability to generate sufficient cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, and to fund future operations and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these “Risk Factors” and elsewhere in this management report.

We cannot assure that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, or to fund our other liquidity needs.

If our future cash flows from operations and other capital resources (including borrowings under the Senior Credit Facilities) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may, inter alia, be forced to:

•	reduce or delay our business activities and capital expenditures;

•	sell assets;

•	obtain additional debt or equity capital; or

•	restructure or refinance all or a portion of our debt on or before maturity.

We cannot assure that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our debt, including the Senior Notes and the Senior Credit Facilities, limit, and any future debt may limit, our ability to pursue any of these alternatives.

We are subject to significant restrictive debt covenants, which limit our operating flexibility.

The Senior Credit Facilities and the indenture governing the Senior Notes contain covenants significantly restricting our ability to, among other things:

•	incur or guarantee additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our stock;

•	make investments or other restricted payments;

•	dispose of assets;

•	create liens;

•	enter into certain transactions with affiliates;

•	enter into agreements that restrict our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest.

The Senior Credit Facilities also require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet these ratios and tests. In the event of a default under the Senior Credit Facilities or certain other defaults under other agreements, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross-default or cross-acceleration provisions, including the Senior Notes, may, as a result, also be accelerated and become due and payable. We may be unable to pay these debts in such circumstances.

We undertook an Asset Step-Up in the fiscal year 2004 and may undertake further Asset Step-Ups in the future that may be prejudicial to our existing business and subject KDG to additional liability.

We are exposed to foreign exchange risk that may adversely affect our financial condition and results of operations.

Risks associated with Financial Instruments

The Company is exposed to market risks from changes in interest rates and currency exchange rates which can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate or required by other agreements, through the use of derivative financial instruments. The main strategy is to avoid or to mitigate risks, e.g. currency risks (by entering into currency swaps) or the risk of varying interest payments (by entering into payer swaps and buying caps).

Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from operating, financing and investing activities. In accordance with IAS 39, all derivative financial instruments are accounted for at fair value. Changes in the fair value of the derivative financial instruments for which hedge accounting is used are either recorded in profit and loss or in equity under the fair value reserve, depending on whether it is a fair value hedge or a cash flow hedge.

In the interest rate swaps, the variable interest rates (EURIBOR) on the Company’s bank loans are effectively exchanged for a fixed interest rate of 3.705 % per annum. The Company entered into interest rate swaps with a notional amount of T€ 778,125 which will be amortized through 2009. As per December 31, 2007, the notional amount is T€ 527,391.

These swaps entitle the Company to receive a payment from the counter-party if the market variable interest rate exceeds the fixed interest rate, and oblige the Company to make a payment to the counter-party if the fixed interest rate exceeds the market variable interest rate. These types of agreements are entered into to effectively convert the interest rates on the Company’s long-term liabilities to banks from variable to fixed.

In 2003 one of the Company’s subsidiaries also purchased interest rate caps of 4.2 % per annum with a notional amount of T€ 259,375 which will be amortized through 2009. As per December 31, 2007, the notional amount is T€ 175,797. These caps entitle the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

With respect to the Company’s 2014 Senior Notes, the Company also entered into a hedge agreement swapping 100 % of the US-Dollar denominated principal (TUSD 610,000) and interest payments into Euro denominated principal and interest payments at a fixed rate over 5 consecutive years with various banks. The agreed exchange rate is USD 1.2066 for each EURO. The weighted average Euro fixed rate across all hedge banks is 10.2046%.

Estimation of the Overall Risk Situation

In summary, we can determine that the existence of KDG and the interests of the Management Board were at no time under threat. Furthermore, we have presently no knowledge of any other developments which could pose such a threat to the existence, the assets, the financial situation and profits of KDG.

Altogether, we identify the risk situation of KDG as controlled and sustainable.

Business Opportunities

We currently hold a leading position in German cable television distribution. We aim to build on this strong market position and leverage our high quality infrastructure to also become a leading provider of digital video, broadband Internet & Phone services in Germany. The Company will continue to actively seek to improve operating efficiency and marketability of products.

Subsequent Events

On September 20, 2007, KDG announced the signing of a purchase agreement with the Orion Group to acquire networks serving approximately 1.2 million cable television subscribers for € 585 million. The subscribers are located in eight German federal states (Schleswig-Holstein, Hamburg, Bremen, Lower Saxony, Mecklenburg-Western Pomerania, Rhineland-Palatinate, Saarland and Bavaria), in which Kabel Deutschland operates the level 3 (distribution network) and level 4 networks (home networks). The right to withdraw from the purchasing contract elapsed in December 2007. The closing is anticipated to occur in spring 2008 after FCO clearance.

On December 21, 2007 the Company signed the purchase contract over 100 % of the shares of Leto GmbH for total consideration of T€ 9,100. The sale is effective after FCO clearance and purchase price payment. FCO clearance occured on February 6, 2008. The purchase price is still outstanding.

Unterföhring, February 28, 2008

Kabel Deutschland GmbH

Dr. Adrian von Hammerstein	Paul Thomason
Chief Executive Officer	Chief Financial Officer

Dr. Manuel Cubero del Castillo-Olivares	Herbert R. Hribar
Chief Commercial Officer	Chief Operating Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland GmbH
(Registrant)

Date	28-02-08	By	/s/ PAUL THOMASON
Paul Thomason, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland Vertrieb und Services GmbH & Co KG
(Registrant)

Date:	28-02-08	By	/s/ PAUL THOMASON
Paul Thomason, Managing Director